July 26, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Russell Mancuso

Re:	Power Solutions International, Inc.

Registration Statement on Form S-1

Filed May 26, 2011

File No. 333-17453

Dear Mr. Mancuso:

On behalf of our client, Power Solutions International, Inc. (including as applicable its successor in the Migratory Merger (as defined below), the “Company”), set forth below are responses to your letter of comment dated June 22, 2011 (the “Letter”) relating to the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”). The comments from the Letter are repeated below, and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Letter. Please note that we have not changed the page numbers in the headings or comments from the Letter, but the page numbers referred to in our responses below refer to the enclosed Amendment No. 1 to the Registration Statement (the “Amendment”).

On behalf of the Company, we hereby request pursuant to Rule 83 of the Commission’s Rules of Practice confidential treatment for the redacted portions of this response letter, which are indicated herein as [***]. Please promptly inform me of any request for disclosure of all or a portion of such material made pursuant to the Freedom of Information Act or otherwise, so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83. A copy of such request is also being delivered to the Freedom of Information Act Officer of the Commission.

Enclosed for your convenience is the Amendment, marked to show changes to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on May 26, 2011. We have the following responses to the Staff’s comments:

1.	We note that you are registering 75,360,014 unissued shares for sale while, according to page 85, you have less than 40,000,000 authorized and unissued shares. You should not register for sale shares that you are not authorized to issue. Please revise accordingly, and file a revised exhibit 5.1 that does not assume due authorization or condition its conclusions regarding due authorization.

Response:

The Registration Statement has been revised in the Amendment to register only an aggregate of 6,026,211 unissued shares of common stock of the Company, representing the shares of common stock of the Company issuable upon conversion of the Company’s Series A Convertible Preferred Stock, giving effect to the limitations on conversion thereof set forth in the Certificate of Designation of the preferred stock. The Company is currently authorized to issue all of such 6,026,211 shares of the Company’s common stock. A revised legal opinion of Woodburn and

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

Wedge has been filed as Exhibit 5.1 to the Amendment that does not assume due authorization or condition its conclusions regarding due authorization.

The Company has filed a preliminary proxy statement on Schedule 14A for the purpose of submitting to its shareholders the approval of a migratory merger, pursuant to which the Company will reincorporate from the State of Nevada to the State of Delaware, whereby each 32 shares of the Company’s common stock will be converted into one share of common stock of the surviving entity in the migratory merger (the “Migratory Merger”). Accordingly, the Migratory Merger will have the effect of a 1-for-32 reverse split of the Company’s common stock. At such time, all of the outstanding shares of the Company’s Series A Convertible Preferred Stock will automatically convert into shares of the Company’s common stock. In the event the Company receives shareholder approval of the Migratory Merger (including the reverse split effectuated thereby) prior to the date on which the Registration Statement is declared effective, the Company intends to file with the Commission a pre-effective amendment to the Registration Statement to register all of the shares of the Company’s common stock issued upon automatic conversion of the preferred stock held by the investors in the private placement upon the consummation of the Migratory Merger and all of the shares of the Company’s common stock issuable upon exercise of the warrants. In the event the Company receives shareholder approval of the Migratory Merger after the effectiveness of the Registration Statement, the Company intends to file with the Commission a new registration statement covering the resale of the shares of the Company’s common stock issued upon automatic conversion of the preferred stock held by the investors in the private placement upon the consummation of the Migratory Merger in excess of the shares of the Company’s common stock registered by the Registration Statement, and all of the shares of the Company’s common stock issuable upon exercise of the warrants. Upon the consummation of the reverse split effectuated by the Migratory Merger, all of the shares issued upon automatic conversion of the Series A Convertible Preferred Stock and issuable upon exercise of the warrants issued in, or in connection with, the private placement will be duly authorized. At such time, all of the shares issued upon conversion of the Series A Convertible Preferred Stock will be validly issued and fully paid and non-assessable, and all of the shares issuable upon exercise of the warrants will be duly reserved for issuance upon exercise of the warrants. Therefore, the Company is now only registering for resale, and will only register for resale, shares that it is authorized to issue.

2.	Given the nature and size of the transaction being registered, advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09. When providing your analysis in response to this question, please address:

•	the number of offered shares relative to the number of outstanding shares held by non-affiliates before the April 29, 2011 transaction; [1]

[1]	For response, please see section C.4 below

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

•	the number of shares held by each group of related selling security holders relative to the number of outstanding shares held by non-affiliates before the April 29, 2011 transaction;[2]

•	the number of offered shares held by your financial advisors and persons related to your financial advisors;[3]

•

how your analysis of the length of time the selling security holders have held the offered shares is affected by the fact that you have not yet been authorized to issue all of the offered shares under applicable state law;[4]

•	the reset provisions of the securities;[5]

•	the rights and powers given to the selling stockholders in exhibits 10.4, 10.5 and 10.8;[6] and

•

whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

•	the date on which each such selling shareholder entered into that short position; and

•

the relationship of the date on which each such selling shareholder entered into that short position to (1) the date of the announcement of the transaction in which you sold the preferred stock to the selling security holders and (2) the filing of the registration statement (e.g., before or after the announcement of the transaction in which you sold the preferred stock the selling security holders, before the filing or after the filing of the registration statement, etc.)[7]

Response:

We understand that in recent years, the staff (the “Staff”) of the Commission became concerned about the public resale of securities purchased in so-called “toxic” PIPE transactions. In these transactions, an issuer would commit to issuing shares at a conversion price that floated in accordance with the market prices of the underlying common stock or that would automatically reset at periodic intervals based upon reductions (but not increases) in the issuer’s stock price. The continual readjustment of conversion prices sent some issuers’ stock into “death spirals,” creating market overhang and thereby exerting continuous downward pressure on an already falling stock price, while simultaneously increasing dilution as the investors in the

[2]	For response, please see section B below
[3]	For response, please see section B below
[4]	For response, please see section C.1 below
[5]	For response, please see section A below
[6]	For response, please see section C.2 below
[7]	For response, please see section C.3 below

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

transaction became entitled to a greater number of shares. In some of these cases, the shares held by investors who did not participate in these transaction were ultimately rendered worthless. Transactions of this type are referred to herein as “Toxic Transactions.”

We also understand that, in order to combat the effect of these Toxic Transactions, the Commission sought to discourage them and to minimize their impact by limiting the ability of the investors in those transactions to have their shares registered. In order to monitor these types of transactions, the Staff, as a screening mechanism, compared the number of shares an issuer sought to register with the number of shares outstanding and held by non-affiliates, with particular emphasis on those situations where an offering involved more than approximately one-third of the public float and raised the Staff’s concerns that a secondary offering might be a “disguised” primary offering for Rule 415 purposes (the “Float Screening Test”). We understand that the Float Screening Test was merely intended to be a screening test and not a substitute for a complete analysis of all the relevant facts and circumstances surrounding the transaction (see discussion in Rule 415 Analysis below).

It has been reported that the Staff has recognized that the application of the Float Screening Test led to the unintended consequence of limiting the shares that could be registered in transactions that did not implicate the concerns of the Staff with respect to Toxic Transactions. As a result, we understand that the Staff has ceased imposing limits on the number of shares that can be registered in cases involving the registration for resale of securities that do not involve Toxic Transactions. As discussed below, neither the Company’s Series A Convertible Preferred Stock (the “Preferred Stock”), which is convertible into shares of the Company’s common stock (the “Common Stock”), nor the warrants that are exercisable for shares of the Common Stock, possess any of the toxic features that have historically given rise to the Staff’s concerns. Further, as discussed below, despite the use of the terms “Reset Shares” and “Reset Warrants” to describe the securities that may be issued pursuant to the provision of the Private Placement Purchase Agreement (as defined below) that provides for the issuance of such securities upon the issuance by the Company of additional equity securities below a pre-determined effective price per share, such provision is not a toxic “reset” adjustment mechanism tied to the market price of the Company’s common stock, but is instead merely an additional form of customary price-based anti-dilution. Therefore, we believe that the transactions underlying the registration of the securities to which the Registration Statement relates should not be restricted in the same manner as a Toxic Transaction.

A.	Background

Based upon the Staff’s comments, the Company is currently seeking to register 6,026,211 shares (the “Capped Conversion Shares”) of Common Stock to be sold by 29 selling securityholders. We note however that in the event the Company receives shareholder approval of the Migratory Merger (including the reverse split effectuated thereby) prior to the date on which the Registration Statement is declared effective, the Company intends to file with the Commission a pre-effective amendment to the Registration Statement to register all of the shares of the

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

Company’s common stock issued upon automatic conversion of the preferred stock held by the investors in the private placement upon the consummation of the Migratory Merger and all of the shares of the Company’s common stock issuable upon exercise of the warrants issued in the private placement and the warrant issued to Roth Capital Partners, LLC as compensation for its service as placement agent in the private placement. In the event the Company receives shareholder approval of the Migratory Merger after the effectiveness of the Registration Statement, the Company intends to file with the Commission a new registration statement covering the resale of the shares of the Company’s common stock issued upon automatic conversion of the preferred stock held by the investors in the private placement upon the consummation of the Migratory Merger in excess of the shares of the Company’s common stock registered by the Registration Statement, and all of the shares of the Company’s common stock issuable upon exercise of the private placement warrants and the Roth warrant.

The following is a summary of the transactions that led to the issuance of the preferred stock and warrants to the investors in the private placement, the issuance of the Roth warrant to Roth Capital Partners, LLC, and the registration of the Capped Conversion Shares pursuant to the Amendment. Comparable disclosure is already included in the Registration Statement.

The Private Placement

On April 29, 2011, the Company entered into a Purchase Agreement (the “Private Placement Purchase Agreement”) with 29 accredited investors (the “Investors”), pursuant to which the Company issued to the Investors an aggregate of 18,000 shares of the Preferred Stock, together with warrants to purchase shares of Common Stock (the “Warrants”), at a purchase price of $1,000 per share and related Warrant, receiving total gross proceeds of $18,000,000 (the “Private Placement”). The shares of Preferred Stock issued in the Private Placement are initially convertible into an aggregate of 6,026,211 shares of Common Stock, subject to the limitations on conversion, and upon the terms and conditions, set forth in the Certificate of Designation of the Series A Convertible Preferred Stock (the “Certificate of Designation”). Upon the consummation of the Migratory Merger and the proposed 1-for-32 reverse stock split of the Common Stock to be effected thereby (the “Reverse Split”), the 18,000 shares of Preferred Stock will automatically convert into an aggregate of 1,500,009 shares of the common stock of the surviving entity in the Migratory Merger, the Warrants will be exercisable for 750,002 shares of the common stock of the surviving entity in the Migratory Merger, and the warrant issued to Roth Capital Partners, LLC (“Roth”) will be exercisable for 105,000 shares of the common stock of the surviving entity in the Migratory Merger.

Preferred Stock, Warrants and Anti-Dilution

The conversion price of the Preferred Stock is initially fixed at $0.375 per share (or $12.00 per share, giving effect to the adjustment resulting from the Reverse Split), subject to adjustments for non-cash dividends, distributions, stock splits or other subdivisions or reclassifications of the Common Stock, and is subject to customary anti-dilution adjustment for issuances of shares at a

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

price below the conversion price of the Preferred Stock. Specifically, if the Company issues shares of Common Stock or Common Stock equivalents at an effective purchase price less than the then-applicable conversion price into which the shares of Preferred Stock convert into shares of Common Stock, the conversion price of the Preferred Stock will be reduced to such lower price. However, there will be no anti-dilution adjustments or resets of the conversion price based solely on the trading price of the Common Stock. Further, the anti-dilution adjustment provision is subject to certain exceptions that allow the Company to attract talent and grow its business without triggering any anti-dilution adjustments, such as issuances of capital stock or stock options to directors, officers, employees or consultants in connection with their services as directors of the Company, their employment by the Company or their retention as consultants by the Company.

In summary, the Preferred Stock does not have any “toxic” or “death spiral” features that the Commission historically has found to be especially problematic.

For every one share of Common Stock issuable upon conversion of shares of Preferred Stock purchased in the Private Placement, each investor in the Private Placement also received a Warrant to purchase initially one-half of a share of Common Stock at an initial exercise price of $0.40625 per share, subject to adjustment as set forth in the Warrants. However, the Warrants are not exercisable prior to the Reverse Split (as defined below), and, based upon the Staff’s comments, the shares of Common Stock underlying the Warrants will not be registered until the consummation of the Reverse Split. Giving effect to the Reverse Split, the Warrants would represent the right to purchase an aggregate of 750,002 shares of Common Stock (the “Warrant Shares”), at an exercise price of $13.00 per share. In connection with the Private Placement, the Company also issued to Roth Capital Partners, LLC (“Roth”), as compensation for its role as placement agent in connection with the Private Placement, a warrant to purchase initially 3,360,000 shares of Common Stock (the “Roth Warrant”), subject to the limitations on exercise set forth in the Roth Warrant, at an initial exercise price of $0.4125 per share and upon the terms and conditions set forth in the Roth Warrant. Giving effect to the Reverse Split, the Roth Warrant would represent the right to purchase an aggregate of 105,000 shares of Common Stock (the “Agent Warrant Shares”), at an exercise price of $13.20 per share. The Roth Warrant is also not exercisable prior to the Reverse Split, and, based upon the Staff’s comments, the shares of Common Stock underlying the Roth Warrant will not be registered until the consummation of the Reverse Split.

The Warrants are subject to adjustments for non-cash dividends, distributions, stock splits or other subdivisions or reclassifications of the Common Stock, and are also subject to anti-dilution adjustment, substantially identical to that for the Preferred Stock, for issuances of shares at a price below the exercise price of the Warrants. The Roth Warrant is subject to adjustments only for non-cash dividends, distributions, stock splits or other subdivisions or reclassifications of the Common Stock, but is not subject to price-based anti-dilution adjustment like that provided for the Preferred Stock and Warrants, as described above. Similar to the Preferred Stock, none of the adjustment provisions of the Warrants and the Roth Warrant, or the anti-dilution provisions

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

of the Warrants, are based solely on the market price of the Common Stock; accordingly, the Warrants and the Roth Warrant do not possess any “toxic” or “death spiral” features.

The Private Placement Purchase Agreement also contains the following provision, which was designed to be a form of similar anti-dilution protection for the securities issued in the offering. If prior to the earlier of (1) the second anniversary of the date on which the Registration Statement is declared effective and (2) 180 days after the closing of a firm commitment public underwritten offering of equity securities resulting in gross proceeds of not less than $15.0 million, the Company issues equity securities in a public or private offering (or series of related offerings) resulting in gross proceeds of at least $5.0 million at or below an effective price per share of $0.375 (or $12.00 giving effect to the adjustment resulting from the Reverse Split) (the “Reset Price”), the Company will be required to issue to each Investor (1) additional shares of Common Stock (the “Reset Shares”) so that after giving effect to such issuance, the effective price per share of Common Stock acquired by such Investor will be equal to the Reset Price and (2) additional Warrants (the “Reset Warrants”) covering a number of shares of Common Stock (the “Reset Warrant Shares”) equal to 50% of the shares of Common Stock issued pursuant to clause (1) above. The terms “Reset Shares” and “Reset Warrants” are used for the purposes of this letter and throughout the Registration Statement solely for the purpose of remaining consistent with the terms used in the Private Placement transaction documents. We reiterate, however, that this provision is actually an additional form of traditional price-based anti-dilution, as opposed to a “reset” adjustment mechanism tied to the market price of the Company’s common stock like that which is the hallmark of a Toxic Transaction. Like the other forms of anti-dilution protection described above, this provision will not be triggered based solely on the market price of the Common Stock, but rather on the issuance by the Company of additional equity securities below the pre-determined effective price per share. Although the effective per share price at which the Company may choose to issue additional equity securities would likely be affected by the then-current market price of the Common Stock, the market price itself will not trigger any additional share issuances, and thus there is not a risk of the Common Stock falling into a “death spiral” of a decreasing market price automatically triggering additional issuances that then further decrease the market price and trigger further dilutive issuances. We note that the Company has no current plans to issue additional equity securities (other than possibly in the employee benefits context, where no adjustments would be triggered), nor does the Company have any current need to do so.

Registration Rights Agreement, Voting Agreements and Migratory Merger/Reverse Split

In connection with the Private Placement, the Company entered into a registration rights agreement with the Investors and Roth (the “Private Placement Registration Rights Agreement”). Pursuant to the Private Placement Registration Rights Agreement, the Company agreed to file with the Commission a registration statement(s) covering the resale of all the shares of Common Stock issuable upon conversion of the Preferred Stock held by the Investors (subject to the limitations on conversion of the Preferred Stock prior to the Reverse Split) (all of the shares of Common Stock issuable upon conversion of the Preferred Stock, including the Capped

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

Conversion Shares, being referred to herein as the “Conversion Shares”), the Warrant Shares, the Agent Warrant Shares and the Reset Shares and the Reset Warrant Shares (if and only if any Reset Shares or Reset Warrant Shares have been issued). However, the Warrant Shares and Agent Warrant Shares are not issuable prior to the Reverse Split, and the Company currently has an insufficient number of authorized shares of Common Stock to issue all of the Conversion Shares to which the Investors are entitled upon conversion of their shares of Preferred Stock. Accordingly, based upon the Staff’s comments, the Company is only seeking to register the Capped Conversion Shares at this time, and the Company intends to register the remainder of the shares covered by the Private Placement Registration Rights Agreement after the consummation of the Reverse Split, pursuant to either a pre-effective amendment to the Registration Statement or a new registration statement, as described above.

As required by the Private Placement Purchase Agreement, the Company is seeking shareholder approval at a special meeting of its shareholders of an agreement and plan of merger, pursuant to which the Company will merge with and into a newly-created, wholly owned subsidiary of the Company to be incorporated in the State of Delaware (“PSI Delaware”), with PSI Delaware remaining as the surviving corporation of the Migratory Merger, which Migratory Merger will be effected for the purpose of changing the Company’s jurisdiction of incorporation from Nevada to Delaware and effecting the Reverse Split. Pursuant to the Private Placement Purchase Agreement, the Company agreed to consummate the Migratory Merger and effectuate the Reverse Split. Pursuant to, and upon the consummation of, the Migratory Merger, each 32 shares of Common Stock will automatically convert into one share of common stock of PSI Delaware and thereby effect the Reverse Split. In addition, immediately following the effectiveness of the Migratory Merger, each outstanding share of Preferred Stock will automatically convert into a number of shares of common stock of PSI Delaware equal to $1,000 divided by $12.00, the conversion price for the Preferred Stock giving effect to the adjustment resulting from the Migratory Merger, pursuant to the terms of the Certificate of Designation. Accordingly, immediately following the effectiveness of the Migratory Merger, the 18,000 shares of Preferred Stock held by the Investors will automatically convert into an aggregate of 1,500,009 shares of the common stock of PSI Delaware.8

Also in connection with the Private Placement, each of the Company’s shareholders that is also one of the Company’s executive officers and/or directors entered into a voting agreement (collectively, the “Voting Agreements”) with the Company pursuant to which such person agreed to vote his shares of Common Stock and Preferred Stock, as applicable, in favor of the Migratory Merger, the Reverse Split and any other matters as may be necessary or advisable to consummate the Migratory Merger and the Reverse Split. The securities held by persons who entered into Voting Agreements represented, as of the date of this letter, approximately 86.11% of the total voting power of the outstanding capital stock of the Company (giving effect to the

[8]

For additional information regarding the Reverse Split and the Migratory Merger, please see the Company’s Preliminary Proxy Statement filed with the Commission pursuant to Section 14(a) of the Exchange Act on June 28, 2011.

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

limitations on conversion of the Preferred Stock set forth in the Certificate of Designation and the limitations on exercise of the Warrants and the Roth Warrant set forth in the Warrants and the Roth Warrant). Accordingly, shareholder approval of the Migratory Merger (including the Reverse Split effectuated as part of the Migratory Merger) is assured.

Once shareholder approval is obtained, the Company expects to promptly file Articles of Merger in the State of Nevada and a Certificate of Ownership and Merger in the State of Delaware to effect the Migratory Merger, including the Reverse Split. Thereafter, PSI Delaware will be required to file with the Commission a new registration statement covering the resale of any additional Conversion Shares not covered by the Registration Statement, as well as the Warrant Shares, the Agent Warrant Shares and the Reset Shares and the Reset Warrant Shares, if and only if any Reset Shares or Reset Warrant Shares have been issued (or, if such approval occurs prior to the effectiveness of the Registration Statement, the Company intends to add such additional shares to the Registration Statement by pre-effective amendment).

Exemptions from Registration

The shares of Preferred Stock issued in the Private Placement, the Warrants and the Roth Warrant were offered, sold and issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), in each case as a transaction by an issuer not involving a public offering, and Rule 506 of Regulation D promulgated thereunder, and the exemption from state securities law registration requirements provided by Section 18(b)(4)(D) of the Securities Act. The Company relied on such exemptions based in part on representations made by each of the Investors in the Private Placement Purchase Agreement, or in the case of Roth, in the Roth Warrant, including representations that each Investor or Roth, as applicable, is an accredited investor and purchased the Company’s securities solely for its own account, and not with a view towards distributing or reselling the securities in violation of the Securities Act. Accordingly, the securities issued in the Private Placement may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act, and each of the securities issued in the Private Placement bears a legend to that effect. The representations of the Investors mentioned above are relevant to, and reflect, the Investors’ investment intent with regards to the securities issued in the Private Placement.

B.	Offered Shares, Non-Affiliates and Relationships between Selling Securityholders

Prior to the transactions of April 29, 2011, there were 770,083 shares of Common Stock outstanding and held by non-affiliates of the Company. The Amendment seeks to register 6,026,211 shares of Common Stock, meaning that the number of offered shares represents approximately 782.54% of the number of outstanding shares of Common Stock held by non-affiliates of the Company prior to the transactions of April 29, 2011. However, the number of shares being offered represents only 12.32% of the total number of outstanding shares of Common Stock on a pro forma, fully-diluted basis prior to the Reverse Split, giving effect to the

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

limitations on conversion of the Preferred Stock set forth in the Certificate of Designation and the limitations on exercise of the Warrants and the Roth Warrant set forth in the Warrants and the Roth Warrant. This reflects the fact that a large number of shares of Common Stock and Preferred Stock are held by three shareholders who are also officers and directors of the Company, and those shares are not being registered pursuant to the Registration Statement.

Upon the consummation of the Migratory Merger and the Reverse Split, there will be 10,688,352 shares of the common stock of PSI Delaware outstanding on a pro forma, fully-diluted basis, of which 24,097 shares will be held by non-affiliates of the Company who held shares of Common Stock prior to the transactions of April 29, 2011. As described above, upon the consummation of the Migratory Merger and the Reverse Split PSI Delaware will seek to register an aggregate of 2,250,011 shares of the common stock of PSI Delaware, meaning that the number of shares being offered will represent approximately 9337.31% of the number of outstanding shares of the common stock of PSI Delaware held by non-affiliates of the Company who held shares of Common Stock prior to the transactions of April 29, 2011. However, the number of shares being offered after the consummation of the Migratory Merger and the Reverse Split will represent only 21.05% of the total number of outstanding shares of the common stock of PSI Delaware on a pro forma, fully diluted basis.

A total of 29 shareholders received shares of Preferred Stock and Warrants in the Private Placement, and if related shareholders were grouped together and considered to be one selling securityholder for this purpose, there would be a total of 14 distinct selling securityholders (none of which should be considered an “affiliate” of the Company). However, as noted below, the Company is not aware of any relationships or agreements between the various selling securityholders, considering related shareholders as one shareholder for this purpose, nor does the Company have any reason to believe such relationships or agreements exist. The following is a discussion of the relationships amongst the related selling securityholders that are grouped together for this purpose:

(1)

MGP Advisers Limited Partnership (“MGP”) is the general partner of the Special Situations Fund III QP, L.P. (“SSF III”). AWM Investment Company, Inc. (“AWM”) is the general partner of MGP, the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. (“SSF Cayman”) and the investment adviser to SSF III and the Special Situations Private Equity Fund, L.P. (“SSF PE” and together with SSF III and SSF Cayman, the “SSF Funds”). Austin W. Marxe and David M. Greenhouse are the principal owners of MGP and AWM. Through their control of MGP and AWM, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of the SSF Funds. The Amendment seeks to register 2,343,526 shares of Common Stock underlying the shares of Preferred Stock held by the SSF Funds, meaning that the number of shares offered by the SSF Funds represents approximately 304.32% of the number of outstanding shares of Common Stock held by non-affiliates of the Company prior to the transactions of April 29, 2011. However, the number of shares to be offered by the SSF Funds represents only 4.79% of the total number of outstanding shares of Common Stock

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

on a pro forma, fully-diluted basis prior to the Reverse Split, giving effect to the limitations on conversion of the Preferred Stock set forth in the Certificate of Designation and the limitations on exercise of the Warrants and the Roth Warrant set forth in the Warrants and the Roth Warrant. After the consummation of the Migratory Merger and the Reverse Split, PSI Delaware will seek to register a total of 875,002 shares of the common stock of PSI Delaware underlying the securities held by the SSF Funds, meaning that the number of shares offered by the SSF Funds will represent approximately 3631.17% of the number of outstanding shares of the common stock of PSI Delaware held by non-affiliates of the Company who held shares of Common Stock prior to the transactions of April 29, 2011. However, the number of shares offered by the SSF Funds after the consummation of the Migratory Merger and the Reverse Split will represent only 8.19% of the total number of outstanding shares of the common stock of PSI Delaware on a pro forma, fully-diluted basis.

(2)	Peter S. Park is the sole member and manager of Park West Asset Management LLC (“PWAM”), the investment manager of Park West Investors Master Fund, Limited (“PWIMF”) and Park West Partners International, Limited (“PWPI”), and Mr. Park and PWAM have voting and dispositive control over securities held by PWIMF and PWPI. The Amendment seeks to register 1,004,368 shares of Common Stock underlying the shares of Preferred Stock held by these two related funds, meaning that the number of shares offered by these two related funds represents approximately 130.42% of the number of outstanding shares of Common Stock held by non-affiliates of the Company prior to the transactions of April 29, 2011. However, the number of shares to be offered by these two related funds represents only 2.05% of the total number of outstanding shares of Common Stock on a pro forma, fully-diluted basis prior to the Reverse Split, giving effect to the limitations on conversion of the Preferred Stock set forth in the Certificate of Designation and the limitations on exercise of the Warrants and the Roth Warrant set forth in the Warrants and the Roth Warrant. After the consummation of the Migratory Merger and the Reverse Split, PSI Delaware will seek to register a total of 375,001 shares of the common stock of PSI Delaware underlying the securities held by these two related funds, meaning that the number of shares offered by the related funds will be approximately 1556.21% of the number of outstanding shares of the common stock of PSI Delaware held by non-affiliates of the Company who held shares of Common Stock prior to the transactions of April 29, 2011. However, the number of shares offered by these two related funds after the consummation of the Migratory Merger and the Reverse Split will represent only 3.51% of the total number of outstanding shares of the common stock of PSI Delaware on a pro forma, fully-diluted basis.

(3)

Phillip J. Hempleman has investment and voting control over securities held by Ardsley Partners Institutional Fund, L.P. and Ardsley Partners Fund II, L.P. The Amendment seeks to register 334,790 shares of Common Stock underlying the shares of Preferred Stock held by these two related funds, meaning that the number of shares offered by these

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

two related funds represents approximately 43.47% of the number of outstanding shares of Common Stock held by non-affiliates of the Company prior to the transactions of April 29, 2011. However, the number of shares to be offered by these two related funds represents only 0.68% of the total number of outstanding shares of Common Stock on a pro forma, fully-diluted basis prior to the Reverse Split, giving effect to the limitations on conversion of the Preferred Stock set forth in the Certificate of Designation and the limitations on exercise of the Warrants and the Roth Warrant set forth in the Warrants and the Roth Warrant. After the consummation of the Migratory Merger and the Reverse Split, PSI Delaware will seek to register a total of 125,001 shares of the common stock of PSI Delaware underlying the securities held by these two related funds, meaning that the number of shares offered by the related funds will represent approximately 518.74% of the number of outstanding shares of the common stock of PSI Delaware held by non-affiliates of the Company who held shares of Common Stock prior to the transactions of April 29, 2011. However, the number of shares offered by these two related funds after the consummation of the Migratory Merger and the Reverse Split will represent only 1.17% of the total number of outstanding shares of the common stock of PSI Delaware on a pro forma, fully-diluted basis.

(4)	Amir L. Ecker has voting and investment control over securities held by ACT Capital Partners, L.P., securities held by him personally and securities held by Delaware Charter G&T Cust. FBO Amir L. Ecker IRA. The Amendment seeks to register 267,831 shares of Common Stock underlying the shares of Preferred Stock held by these three related entities, meaning that the number of shares offered by these three related entities represents approximately 34.78% of the number of outstanding shares of Common Stock held by non-affiliates of the Company prior to the transactions of April 29, 2011. However, the number of shares to be offered by these three related entities represents only 0.55% of the total number of outstanding shares of Common Stock on a pro forma, fully-diluted basis prior to the Reverse Split, giving effect to the limitations on conversion of the Preferred Stock set forth in the Certificate of Designation and the limitations on exercise of the Warrants and the Roth Warrant set forth in the Warrants and the Roth Warrant. After the consummation of the Migratory Merger and the Reverse Split, PSI Delaware will seek to register a total of 100,000 shares of the common stock of PSI Delaware underlying the securities held by these three related entities, meaning that the number of shares offered by the related entities will represent approximately 414.99% of the number of outstanding shares of the common stock of PSI Delaware held by non-affiliates of the Company who held shares of Common Stock prior to the transactions of April 29, 2011. However, the number of shares offered by these three related entities after the consummation of the Migratory Merger and the Reverse Split will represent only 0.94% of the total number of outstanding shares of the common stock of PSI Delaware on a pro forma, fully-diluted basis.

(5)	Kuby-Gottlieb Investments is the investment manager of both North Star Opportunity Fund LP and North Star Kelco Long Short Fund, L.P., and has investment and voting

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

control over securities held by those two funds. The Amendment seeks to register 160,699 shares of Common Stock underlying the shares of Preferred Stock held by these two related funds, meaning that the number of shares offered by these two related funds represents approximately 20.87% of the number of outstanding shares of Common Stock held by non-affiliates of the Company prior to the transactions of April 29, 2011. However, the number of shares to be offered by these two related funds represents only 0.33% of the total number of outstanding shares of Common Stock on a pro forma, fully-diluted basis prior to the Reverse Split, giving effect to the limitations on conversion of the Preferred Stock set forth in the Certificate of Designation and the limitations on exercise of the Warrants and the Roth Warrant set forth in the Warrants and the Roth Warrant. After the consummation of the Migratory Merger and the Reverse Split, PSI Delaware will seek to register a total of 60,000 shares of the common stock of PSI Delaware underlying the securities held by these two related funds, meaning that the number of shares offered by the related funds will represent approximately 248.99% of the number of outstanding shares of the common stock of PSI Delaware held by non-affiliates of the Company who held shares of Common Stock prior to the transactions of April 29, 2011. However, the number of shares offered by these two related funds after the consummation of the Migratory Merger and the Reverse Split will represent only 0.56% of the total number of outstanding shares of the common stock of PSI Delaware on a pro forma, fully-diluted basis.

(6)

Additionally, BTG Investments, LLC (“BTG”) is a selling securityholder that is wholly-owned by Roth, which is a registered broker dealer and served as the placement agent for the Private Placement. Each of Eric D. Rindahl, Gordon J. Roth, John J. Weber, Theodore D. Roth, Jeffrey M. Ng, Chad J. Cooper (a trustee of Cooper Family Trust dtd 08/01/04), Joe Schimmelpfennig (a trustee of J&V Schimmelpfennig Family Trust) and Louis Ellis (a trustee of Ellis Living Trust dtd 04/08/11) is an employee of Roth and a selling securityholder (or, in the case of each of Chad J. Cooper, Joe Schimmelpfennig and Louis Ellis, a trustee of a selling securityholder). The Amendment seeks to register 666,233 shares of Common Stock underlying the shares of Preferred Stock held by BTG and the individuals listed above, meaning that the number of shares offered by BTG and the individuals listed above represents approximately 86.51% of the number of outstanding shares of Common Stock held by non-affiliates of the Company prior to the transactions of April 29, 2011. However, the number of shares to be offered by BTG and the individuals listed above represents only 1.36% of the total number of outstanding shares of Common Stock on a pro forma, fully-diluted basis prior to the Reverse Split, giving effect to the limitations on conversion of the Preferred Stock set forth in the Certificate of Designation and the limitations on exercise of the Warrants and the Roth Warrant set forth in the Warrants and the Roth Warrant. After the consummation of the Migratory Merger and the Reverse Split, PSI Delaware will seek to register a total of 248,752 shares of the common stock of PSI Delaware underlying the securities held by BTG and the individuals listed above, meaning that the number of shares offered by BTG and these individuals will represent approximately 1032.29% of the number of

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

outstanding shares of the common stock of PSI Delaware held by non-affiliates of the Company who held shares of Common Stock prior to the transactions of April 29, 2011. However, the number of shares offered by BTG and the individuals listed above after the consummation of the Migratory Merger and the Reverse Split will represent only 2.33% of the total number of outstanding shares of the common stock of PSI Delaware on a pro forma, fully-diluted basis.

(7)	The remaining eight selling securityholders are each individuals or funds that do not have relationships with any other selling securityholders.

Although there are a number of related selling securityholders, there is no indication that the selling securityholders, considering the related selling securityholders grouped together above to each represent one selling securityholder, have any intent to act in concert to effect a distribution. The Company is not aware of any relationships or agreements between or among the selling securityholders, apart from the relationships described above, nor does the Company have any reason to believe such relationships or agreements exist. Under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), such a plan would make the Investors a “group” under Section 13(d) of the Exchange Act.9 None of the related selling securityholders have filed a Schedule 13D with the Commission that would indicate that such a group exists, nor have any of the selling securityholders given any other indication to the Company of the existence of such a group. None of the Investors hold anywhere close to a majority of the shares that the Company seeks to register pursuant to the Registration Statement. Therefore, even if one was to assume that one person could control each of the related selling securityholders grouped together above, 14 discrete persons would need to collude in order to act in concert to effect a distribution of the shares.

None of the Investors (with the exception of Invision Capital LLC (“Invision Capital”), which the Company had engaged as a financial consultant prior to the Private Placement and which holds only 1.39% of the shares that the Company seeks to register pursuant to the Registration Statement) had any relationship with the Company prior to the Private Placement, and the Private Placement was negotiated at arm’s length, with each of the Investors incurring all of the economic and market risk attendant to this type of transaction. Further, Roth, a registered broker-dealer, received the Roth Warrant solely as compensation for its underwriting activities in connection with the Private Placement, and BTG, which is wholly owned by Roth and is engaged in the business of buying, holding and selling securities, has certified to the Company that it acquired the shares being registered for resale in the ordinary course of business, and at the time of such acquisition, BTG had no agreements or understandings, directly or indirectly, with any person to distribute such shares. As disclosed in the Registration Statement under the heading “Selling Securityholders – Material Relationships with Selling Securityholders,” each of

[9]	In similar circumstances, courts have found that investors who merely sign the same investment documents do not constitute a “group” for 13(d) purposes. See, e.g., Litzler v. CC Investments, 411 F.Supp. 2d 411 (S.D.N.Y. 2006) (investors participating in the same financing and signing the same investment documents prepared by one counsel are not a “group”).

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

the other selling securityholders has certified to the Company that such selling securityholder is not a broker-dealer and that such selling securityholder is either (a) not an affiliate of a broker-dealer or (b) is an affiliate of a broker-dealer, but acquired the shares being registered for resale in the ordinary course of business, and at the time of such acquisition, such selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute such shares.

C.	Rule 415 Analysis

In 1983, the Commission adopted Rule 415 under the Securities Act to permit the registration by an issuer of shares to be sold on a delayed or continuous basis by selling securityholders in a bona fide secondary offering without restriction. In the event that an offering registered in reliance on Rule 415(a)(1)(i) is instead recharacterized as an offering that is “by or on behalf of the registrant” as specified in Rule 415(a)(1)(x), Rule 415 is only available to register an “at the market offering” if the registrant is eligible to use Form S-3 to register a primary offering. The Company is not currently eligible to use Form S-3 to effect a primary offering and, as a result, it cannot now rely on Rule 415 to register a primary offering “at the market.”

We have reviewed the Staff’s historical guidance on delayed or continuous offering and sale of securities as articulated in Question 612.09 (“C&DI 612.09”) of the Compliance and Disclosure Interpretations regarding the rules promulgated under the Securities Act, which states, in pertinent part:

The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. (emphasis added)

Accordingly, the standard of review for the Staff in deciding the “question of whether an offering styled a secondary one is really on behalf of the issuer” remains an analysis of the facts and circumstances articulated in C&DI 612.09. We have reviewed the factors that the Staff set forth in its Comment Letter and other relevant factors, including C&DI 612.09. While the aggregate 6,026,211 Capped Conversion Shares represent approximately 782.54% of the 770,083 shares of Common Stock held by non-affiliates as of April 29, 2011, the date of the closing of the Private Placement, they represent only 12.32% of the number of outstanding shares of Common Stock on a pro forma, fully-diluted basis prior to the Reverse Split, giving effect to the limitations on conversion of the Preferred Stock set forth in the Certificate of Designation and the limitations on exercise of the Warrants and the Roth Warrant set forth in the Warrants and the Roth Warrant. The number of shares being offered after the consummation of the Migratory Merger and the

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

Reverse Split, which will include all of the Conversion Shares, the Warrant Shares and the Agent Warrant Shares, will still represent only 22.03% of the number of outstanding shares of the common stock of PSI Delaware on a pro forma, fully-diluted basis.

Furthermore, we respectfully submit that the size of the offering relative to the number of outstanding shares of Common Stock held by non-affiliates of the Company prior to the transactions of April 29, 2011 is not determinative since it is outweighed by the totality of the facts and the circumstances described below, which demonstrates that the resale of the Conversion Shares, the Warrant Shares, the Agent Warrant Shares, the Reset Shares and the Reset Warrant Shares (if any Reset Shares or Reset Warrant Shares have been issued) is not an offering “by or on behalf of” the Company under Rule 415(a)(4). Each of the relevant factors listed in C&DI 612.09 is discussed below in the context of the Registration Statement. In our view, based on a proper consideration of all of those factors, the Staff should conclude that the proposed offering is “solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary” and therefore, the registration of (1) the Capped Conversion Shares, prior to the Reverse Split, and (2) all of the Conversion Shares, the Warrant Shares, the Agent Warrant Shares, the Reset Shares and the Reset Warrant Shares (if and only if any Reset Shares or Reset Warrant Shares have been issued), following the consummation of the Reverse Split, should be permitted under Rule 415(a)(1)(i). We believe that the totality of the facts and circumstances in this case clearly demonstrates that the registration of the Conversion Shares, the Warrant Shares, the Agent Warrant Shares, the Reset Shares and the Reset Warrant Shares (if and only if any Reset Shares or Reset Warrant Shares are issued) relates to a valid secondary offering, and the selling securityholders are not acting as underwriters or otherwise as a conduit for the Company.

1. The length of time for which the selling securityholders have held, or will hold, the securities is inconsistent with a determination that the offering is on behalf of the Company.

Presumably, the longer shares are held, the less likely it is that the selling securityholders are acting as a mere conduit for the Company. Here, the Investors have now held their securities for 88 days as of the date of this letter, except for CCM Master Qualifying Fund, Ltd., which has held its securities for 62 days as of the date of this letter, and for the reasons discussed below, the Investors are likely to continue to hold their securities for a significant additional length of time. This holding period is substantially longer than the period required by the Staff for valid “PIPE” transactions.

The Staff’s “PIPEs” interpretation is set forth in Question 116.19 (the “PIPEs Interpretation”) of the Compliance and Disclosure Interpretations regarding Securities Act forms. The PIPEs Interpretation provides in relevant part that:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

time of filing of the resale registration statement…. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

The PIPEs Interpretation contemplates that a valid secondary offering could occur immediately following the closing of the placement. Since there is no mandatory holding period that must be overcome for a PIPE transaction to be a valid secondary offering, the holding period of the selling securityholders should be more than sufficient for a valid secondary offering.

This concept is consistent with custom and practice in the PIPEs marketplace. In many PIPE transactions — including this one — a registration statement is required to be filed shortly after closing and declared effective shortly thereafter. In this transaction, the Company was required to file a registration statement no later than 30 days after the closing of the Private Placement and use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable (provided that the Company is obligated to make certain payments to the Investors in the event the registration statement is not declared effective on or prior to the 120th day after the closing of the Private Placement. In addition, an extended holding period was both contemplated and expected by the Investors at the time they made their initial investments. The Investors and the Company all expected that there would be a full review of the Registration Statement by the Commission, which all parties involved knew would significantly extend the amount of time before which the shares of Common Stock underlying the securities issued in the Private Placement would be registered for resale. Further, as discussed in more detail below, the Investors realized that although the Common Stock is both quoted and eligible for quotation on the OTC Bulletin Board and the OTCQB Tier of the OTC Markets, the trading volume for the Common Stock has historically been very low. Given these facts, which the Investors were aware of at the time of the Private Placement, the Investors did not expect to have the ability to quickly exit their position even if they desired to do so.

In addition, we note that the Investors were aware that a significant number of the shares that the Company agreed to register pursuant to the Registration Rights Agreement would not be issuable until the consummation of the Reverse Split and the Migratory Merger. The Investors were also aware that a number of actions would need to be taken by the Company before the consummation of the Reverse Split and the Migratory Merger, including filing a preliminary proxy statement with the Commission, addressing any comments resulting from a Commission review of the preliminary proxy statement, filing and distributing the definitive proxy statement, and eventually holding a special meeting of the Company’s shareholders to approve the Reverse Split and the Migratory Merger. As contemplated by the Private Placement Registration Rights Agreement, the Investors were also aware that it was possible that the Company would be unable to register all of the shares that the Company agreed to register pursuant to the Private Placement Registration Rights Agreement until after the consummation of the Reverse Split and the Migratory Merger. All of this provides further evidence of their expectation of a lengthy holding period.

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

The factors discussed above, including the length of time that has elapsed since the securities were originally acquired by the selling securityholders and that will ultimately elapse prior to the securities first becoming saleable in the public market, and the fact that the Investors were aware at the time of the Private Placement that, for various reasons, they would be unable to quickly exit their positions with respect to the Common Stock, combine to support the conclusion that the offering pursuant to the Registration Statement is a secondary offering.

2. The circumstances under which the selling securityholders received the securities do not support a conclusion that the offering is on behalf of the Company.

As described above, the securities overlying the Conversion Shares, Warrant Shares and Agent Warrant Shares were issued in a valid private placement that complied in all respects with the PIPEs Interpretation, Section 4(2) of the Securities Act and Regulation D promulgated thereunder. As noted above, the terms of the Preferred Stock, the Warrants and the Agent Warrant, as well as the terms of the private Placement Purchase Agreement to which the Preferred Stock, the Warrants and the Agent Warrant are subject, contain no “toxic” provisions or other terms that merited any special concerns by the Staff. All of the Investors purchased their securities for investment and specifically represented that they were not acquiring their securities with the purpose or intent of effecting a distribution in violation of the Securities Act. There is no evidence to suggest that those representations are false.

The Investors performed significant fundamental due diligence on the Company prior to investing, including plant tours and conversations with management, consistent with the type of diligence one would expect from a buy and hold investor that was concerned with the long-term prospects of the Company. Further, the Investors were aware of the thin public market for the Common Stock and the likelihood that they would have to hold their shares for an extended period of time (as discussed above). Since the Investors are still subject to market risk if the shares of Common Stock underlying their securities purchased in the Private Placement decrease in value, the fact that they were willing to participate in the Private Placement with the knowledge that their ability to fully exit their position would be restricted for an extended period of time should provide additional evidence that they purchased their securities as an investment (and not with the intent to effect a distribution).

The existence of the Private Placement Registration Rights Agreement does not alter this conclusion. There are a number of reasons why investors want shares registered other than to effect an immediate sale. Many private investment funds, including many of the Investors, are required to mark their portfolios to market. If portfolio securities are not registered, such investment funds are required to mark down the book value of those securities to reflect an illiquidity discount. That portfolio valuation does not depend on whether such investment funds intend to dispose of their shares or to hold them for an indefinite period. In addition, many of the Investors are fiduciaries of other people’s money and have a common law duty to act prudently. In seeking to register their shares, such Investors are acting in a manner that is consistent with this fiduciary duty, as not registering the shares would prevent them from taking

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their investment judgment about the Company.

Furthermore, it is important to keep in mind that in the present circumstances it would be virtually impossible for the Investors to effect a distribution even if they desired to do so. As indicated above, even if one was to assume that one person could control each of the related selling securityholders grouped together above, 14 discrete persons would need to collude in order to act in concert to effect a distribution of the shares. Although these relationships between selling securityholders exist, there is no evidence of any affiliation or agreement to act in concert among the various selling securityholders, and it would require an extensive and unwieldy conspiracy for all of the entities whose shares are being registered to act in concert to effect a distribution of the shares. There is no evidence that the Investors have any plan to act in concert with respect to their shares, nor does the Company have any reason to believe that such a plan exists. Accordingly, there does not appear to be any valid basis to impute to the Investors any intent to act in concert.

In addition, although the Common stock is quoted on both the OTC Bulletin Board and the OTCQB Tier of the OTC Markets, there is not currently active trading of the Common Stock. If the holders of the shares covered by the Registration Statement attempted to liquidate their positions in the Common Stock in the open market it would presumably take them an exceedingly long time (i.e., many years) to do so, even to the extent that there begins to be active trading of the Common Stock. It isn’t credible to conclude that the Investors have purchased their shares for the purpose of making a distribution if it would take them such a lengthy amount of time to do so. No rational investor would purchase a large block of shares with the intent of effecting a distribution under these circumstances because the thin public market for the Common Stock simply couldn’t absorb that much stock. In this situation, common in many PIPE transactions, the concept that the Investors have “freely tradable” shares is more theoretical than real. For all practical purposes, the Investors are largely locked in to their investments, regardless of whether their shares are registered. In effect, the large number of shares registered in comparison to the public float weighs in favor of a conclusion that the selling securityholders are engaged in a true secondary offering.

There are also a number of agreements entered into in connection with the Private Placement that could be seen as relevant to the circumstances under which the selling securityholders received their securities. As discussed above, the Private Placement Purchase Agreement and the other Private Placement transaction documents contain a number of covenants that give rights and powers to the Investors. For example, the Private Placement Purchase Agreement and the other Private Placement transaction documents contain a number of covenants related to the Company’s corporate governance. Pursuant to the Private Placement Purchase Agreement, the Company agreed to put a board of directors in place (no later than 180 days after the closing of the Private Placement) that consists of at least a majority of independent directors, and also agreed to the Migratory Merger and the forms of certificate of incorporation and bylaws for the surviving entity in the Migratory Merger. If the Investors were not concerned with the long-term

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

viability and success of the Company, there would be no need to request such significant changes to the Company’s corporate governance practices. The fact that the Investors negotiated for their inclusion in the Private Placement Purchase Agreement and the other Private Placement transactions documents provides further evidence that the Investors purchased their securities as an investment.

As discussed above, the Investors also required each of the Company’s shareholders that is also one of the Company’s executive officers and/or directors to enter into a Voting Agreement, pursuant to which such person agreed to vote his shares of Common Stock and Preferred Stock, as applicable, in favor of the Migratory Merger, the Reverse Split and any other matters as may be necessary or advisable to consummate the Migratory Merger and the Reverse Split. The Voting Agreements are between each respective individual, on the on hand, and the Company, on the other hand, are limited to the particular purpose of voting in favor of the Migratory Merger, the Reverse Split and any other matters as may be necessary or advisable to consummate the Migratory Merger and the Reverse Split, and do not require these individuals to vote in any specified manner under any other circumstances. Although a proxy is granted to Messrs. David M. Greenhouse and Austin W. Marxe pursuant to each of the Voting Agreements, the voting power granted by the proxy is limited to votes involving the Migratory Merger, the Reverse Split and any other matters as may be necessary or advisable to consummate the Migratory Merger and the Reverse Split. Further, the proxy is only exercisable if an individual subject to a Voting Agreement fails to honor the terms of the Voting Agreement. As demonstrated by the terms and conditions of the Voting Agreements described above, the Voting Agreements are entirely for the purpose of (1) ensuring that the Company will effect the Reverse Split, which will allow for the issuance of all the shares that the Company is required to register pursuant to the Registration Rights Agreement, and (2) ensuring the approval of the Migratory Merger, including the approval of the forms of certificate of incorporation and bylaws for the surviving entity in the Migratory Merger. As discussed above, the first purpose is consistent with a typical PIPE transaction, and the second purpose is further evidence that the Investors purchased their securities as an investment.

Additionally, as a condition to the willingness of the Investors to enter into the Private Placement Purchase Agreement, the Investors also required each of the Company’s shareholders that is also one of the Company’s executive officers and/or directors to enter into a lock-up agreement (collectively, the “Lock-Up Agreements”). The Lock-Up Agreements are entered into between the individual in question and the Company, and pursuant to the Lock-Up Agreements, the respective individuals party thereto agree not to sell or agree to sell any shares of Common Stock or securities that are equivalent to or convertible into Common Stock or Common Stock equivalents until 180 days after the Registration Statement becomes effective, subject to limited, specifically enumerated exceptions. While the Lock-Up Agreements may have the effect of protecting the trading market for the Common Stock, they also ensure that management remains tied to the Company through their equity holdings, encouraging them to continue to focus on the long-term success of the Company. This focus benefits the Company regardless of whether the contemplated offering is by or on behalf of the Company or on behalf of a person or persons

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

other than the Company, and thus the Company’s entry into the Lock-Up Agreements also supports what the Company believes is the appropriate characterization of the offering as a secondary offering permitted under Rule 415(a)(1)(i).

3. The relationship of the selling securityholders to the Company does not support a conclusion that the selling securityholders are acting on behalf of the issuer.

Each of the Investors, with the exception of Invision Capital, became involved in the Private Placement through solicitation by Roth, operating in their capacity as placement agent. Each of the Investors were approached by Roth, and not by the Company, and Roth approached the Investors well after Roth was retained by the Company in June of 2010. Except for the relationships described below, there are not and, there have not been at any time any, relationships between the Company and any selling securityholder, other than any relationships directly relating to such selling securityholder’s investment in securities issued in the Private Placement.

As disclosed in the Registration Statement and as discussed above, BTG is a selling securityholder that is wholly-owned by Roth, and is engaged in the business of buying, holding and selling securities. In addition, there are multiple Roth employees that are either selling securityholders or trustees of selling securityholders. Regardless of their relationship with Roth, each such selling securityholder has certified to us that such selling securityholder acquired the shares being registered hereby for resale in the ordinary course of business, and at the time of such acquisition, such selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute such shares.

The only selling securityholder with which the Company had a relationship prior to the consummation of the Private Placement was Invision Capital. Invision Capital was engaged as a financial consultant in connection with the Private Placement, and received an aggregate of $830,000 in cash fees from the Company for such consulting services. In connection with the Private Placement, the Company also agreed to reimburse Invision Capital for its out-of-pocket expenses incurred in connection with the Private Placement (which the Company estimates will be approximately $50,000). Invision Capital also provides other financial and consulting services to the Company, including consulting fees provided in connection with the refinancing of the Company’s prior credit agreement with Fifth Third Bank in 2008 for which Invision Capital received a fee of $729,000. From time to time since 2008 and on an ongoing basis, we have also engaged Invision Capital and/or Robert Castillo, a principal of Invision Capital, to provide consulting services to management and our board of directors in connection with corporate strategic planning and operational matters. Fees paid to Invision Capital and/or Mr. Castillo for such services totaled approximately $14,000 and $25,000 in 2010 and 2008, respectively. As noted above, the shares held by Invision Capital represent only 1.39% of the shares that the Company seeks to register pursuant to the Registration Statement.

Each of the selling securityholders other than Roth and BTG, including Invision Capital, has certified to us that such selling securityholder is not a broker-dealer and that such selling

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

securityholder is either (a) not an affiliate of a broker-dealer or (b) is an affiliate of a broker-dealer, but acquired the shares being registered hereby for resale in the ordinary course of business, and at the time of such acquisition, such selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute such shares.

Additionally, based on information provided to us by the selling securityholders, none of the selling securityholders has, nor at any time had, any short position in the Company’s Common Stock.

4. The number of shares involved is not dispositive of the conclusion that the selling securityholders are acting on behalf of the issuer.

The 6,026,211 Capped Conversion Shares represent approximately 782.54% of the number of outstanding shares of Common Stock held by non-affiliates of the Company prior to the transactions of April 29, 2011, and the number of shares being offered upon the consummation of the Migratory Merger and the Reverse Split will be approximately 9337.31% of the number of outstanding shares of the common stock of PSI Delaware held by non-affiliates of the Company who held shares of Common Stock prior to the transactions of April 29, 2011. However, as described above, the number of shares being offered represents only 12.32% of the total number of outstanding shares of Common Stock on a pro forma, fully-diluted basis prior to the Reverse Split, giving effect to the limitations on conversion of the Preferred Stock set forth in the Certificate of Designation and the limitations on exercise of the Warrants and the Roth Warrant set forth in the Warrants and the Roth Warrant, and the number of shares being offered after the consummation of the Migratory Merger and the Reverse Split will represent only 21.05% of the total number of outstanding shares of the common stock of PSI Delaware on a pro forma, fully diluted basis. Regardless of these percentages, and especially considering that, as described above, the large number of shares registered in comparison to the public float actually weighs in favor of a conclusion that the selling securityholders are engaged in a true secondary offering due to the length of time it would take to effect a distribution, the totality of the facts and circumstances in this case demonstrates that the Registration Statement relates to a valid secondary offering and the registration of (1) the Capped Conversion Shares, prior to the Reverse Split, and (2) following the consummation of the Reverse Split, all of the Conversion Shares, the Warrant Shares, the Agent Warrant Shares, the Reset Shares and the Reset Warrant Shares (if and only if any Reset Shares or Reset Warrant Shares have been issued), should be permitted under Rule 415(a)(1)(i).

First, we note that the amount of shares involved is only one factor cited in C&DI 612.09 to be considered by the Staff in applying Rule 415. We further note that restricting the Company’s offering based solely on the number of shares offered would contradict previous interpretative positions taken by the Staff. For example, Question 612.02 (“C&DI 612.02”) of the Compliance and Disclosure Interpretations regarding the rules promulgated under the Securities Act describes a scenario where a holder of a large percentage of the outstanding stock is permitted to effect a valid secondary offering. The interpretation states, in relevant part, that:

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4), which places certain limitations on ‘at-the-market’ equity offerings, applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

In addition, Question 216.12 (“C&DI 216.12”) of the Compliance and Disclosure Interpretations regarding the use of Form S-3 to effect a secondary offering, provides:

“Secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 [relating to secondary offerings], even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer.” (emphasis added)

These interpretive positions make clear that the amount of shares offered is not the final determinative factor in whether or not an offering is properly characterized as a secondary offering, and in fact should be disregarded entirely except in situations where the other facts clearly indicate that the offering is not in reality a secondary offering. Here, despite the fact that the shares the Company seeks register for resale represent a large percentage of the shares of Common Stock currently held by non-affiliates of the Company, the other facts with regards to the Company, the Investors and the Private Placement, as discussed elsewhere in this response, clearly indicate that the offering is appropriately characterized as a secondary offering permitted under Rule 415(a)(1)(i).

Also, there is no evidence that a “distribution” would occur if the Registration Statement is declared effective. Under the Commission’s own rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as:

“an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” (emphasis added)

Therefore, special selling efforts and selling methods must be employed before an offering can constitute a distribution. Here, there has been no indication that any special selling efforts or selling methods have taken place or would take place if the Conversion Shares, the Warrant Shares, the Agent Warrant Shares, the Reset Shares and the Reset Warrant Shares (if any Reset Shares or Reset Warrant Shares are issued) were registered. The Company is not aware that the Investors have conducted any road shows or taken any other actions to condition or “prime” the market for their shares. We also note that, other than making its required filings pursuant to the Exchange Act, the Company has not engaged in any investor relations, public relations or other efforts to market the Company or the Common Stock since the closing of the private placement.

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

5. To the Company’s knowledge, none of the Investors are in the business of underwriting securities.

To the knowledge of the Company, none of the Investors is in the business of underwriting securities. Although, as discussed above, Roth is a broker-dealer in the business of underwriting securities, Roth received the Roth Warrant solely as compensation for its services as placement agent. In addition, as disclosed in the Registration Statement under the heading “Selling Securityholders – Material Relationships with Selling Securityholders,” each of the Investors that is an affiliate of Roth, including BTG (as discussed above), has certified to the Company that such Investor acquired its portion of the securities overlying the shares that the Company is seeking to have registered in the ordinary course of business, and at the time of such acquisition such Investor had no agreements or understandings, directly or indirectly, with any person to distribute its portion of the shares that the Company is seeking to have registered. Also, as disclosed in the Registration Statement under the heading “Selling Securityholders – Material Relationships with Selling Securityholders,” each of the other selling securityholders has certified to the Company that such selling securityholder is not a broker-dealer and that such selling securityholder is either (a) not an affiliate of a broker-dealer or (b) is an affiliate of a broker-dealer, but acquired the shares being registered for resale in the ordinary course of business, and at the time of such acquisition, such selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute such shares. There is no allegation that those representations and certifications are untrue and no factual basis for any such allegation.

6. The Company will not receive proceeds in connection with the resale of securities pursuant to the Registration Statement.

Although the Staff indicated in C&DI 612.09 that the question of who receives the proceeds is not the only factor on which an analysis of the character of an offering should be based, it should be important to any such analysis. In this case, although the Company will receive proceeds from any exercise of the Warrants or the Roth Warrant, if the Warrants or the Roth Warrant are exercised for cash, the Company will not receive any proceeds from the sale or other disposition of the shares offered by the selling securityholders. The fact that the Company will not receive any proceeds from the sale of any of the Conversion Shares, the Warrant Shares, the Agent Warrant Shares, the Reset Shares or the Reset Warrant Shares (if and only if any Reset Shares or Reset Warrant Shares are issued) supports the conclusion that the offering is not on behalf of the Company. In circumstances where the Company has no economic interest in resales that are tied to market prices, it is implausible to view such resales, the economic benefits of which redound almost entirely to the selling securityholders, as “on behalf” of the Company in any sense.

D.	Conclusion

On the basis of the foregoing, we respectfully request that the Staff not impose an arbitrary cap on the number of resale shares allowed to be registered in the Registration Statement, since doing

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

so would give primacy to only one of the elements of a C&DI 612.09 analysis. As discussed above, there is ample support for the conclusion that this particular registration of the Company’s securities for resale does not constitute a primary offering. In particular:

(1) the Conversion Shares, the Warrant Shares, the Agent Warrant Shares, the Reset Shares and the Reset Warrant Shares (if and only if any Reset Shares or Reset Warrant Shares are issued) were not acquired in a “toxic transaction” and do not possess the toxic features about which the Staff has historically been concerned;

(2) the Investors made fundamental decisions to invest in the Company, have held their securities for a period of time that exceeds the periods sanctioned in the C&DI 612.09 and are likely to continue to hold their securities for a significant additional length of time, and have represented their investment intent and disclaimed any intent to illegally distribute their shares;

(3) there is no evidence to suggest that any of the Investors are acting in concert to effect a coordinated distribution of the shares, and even if one was to assume that one person could control each of the related selling securityholders grouped together in Section B above, it would be very difficult to coordinate with 14 discrete persons in order to act in concert to effect a distribution of the shares;

(4) the Investors and Roth beneficially own a large amount of Common Stock and there is not currently active trading of the Common Stock, making it virtually impossible for them to distribute their shares within a reasonable amount of time even if that was their intention;

(5) to the Company’s knowledge, none of the Investors are in the business of underwriting securities, and Roth, which is in the business of underwriting securities, received the Roth Warrant solely as compensation for its services as placement agent; and

(6) the Company will not receive proceeds in connection with the resale of the Conversion Shares, the Warrant Shares, the Agent Warrant Shares, the Reset Shares and the Reset Warrant Shares (if and only if any Reset Shares or Reset Warrant Shares are issued), although the Company will receive proceeds from any exercise of the Warrants or the Roth Warrant, if the Warrants or the Roth Warrant are exercised for cash.

We therefore respectfully advise the Staff that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Prospectus

3.

Please eliminate from the forepart of your document defined terms like those in parentheses and quotations marks. Also, avoid reliance on defined terms in the other parts of your prospectus, including in your description of your credit agreement on page 34. If the terms you use are clear from context, the definitions

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

are unnecessary; if the terms you use are not clear from context, revise your document for clarity. See Updated Staff Legal Bulletin No. 7 (June 7, 1999) sample comments 1, 3, 4, 5 and 39.

Response:

The Amendment has been revised to eliminate from the forepart thereof defined terms referenced in parentheses and quotation marks. The prospectus included in the Amendment has been further revised to reduce the use of defined terms therein (e.g., removal of such defined terms as “Preferred Stock,” “Private Placement,” “Reverse Split,” “Private Placement Warrants,” “Roth Warrant,” “Merger Agreement” and “Private Placement Purchase Agreement”) and clarify other terms used to the extent that these terms were not previously clear from their context.

Prospectus Cover Page

4.	Refer to your statement that your common stock is quoted on the OTC Bullet Board. Please provide us information regarding the quotations, sales price and sales volume of your common stock reported on the OTC Bulletin Board during the past two years. Separately identify any quotations by a selling shareholder. Ensure that your response is limited to information related to the OTC Bulletin Board. If the price of your shares is not yet quoted on the OTC Bulletin Board, please disclose the fixed price at which the securities will be sold in this offering; if this offering is not a primary offering, we will not object if you disclose that the securities will be sold at the disclosed fixed price until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Response:

In responding to the Staff’s Comment No. 4, on behalf of the Company we consulted with representatives of FINRA, the current owner and operator of the OTC Bulletin Board, representatives of the OTC Markets and representatives from Bloomberg L.P., which offers real-time and historical stock data through its Bloomberg Professional service. We have confirmed, through such communication, that the Company’s common stock is eligible for quotation on both the OTC Bulletin Board and the OTCQB tier of the OTC Markets, and (except in the case of the OTC Bulletin Board for the period beginning August 5, 2010 and ending August 23, 2010, for which period we understand that there were no market makers posting quotations for the Company’s common stock thereon) has been quoted on both markets since May 2010. We are providing to the Staff, on a confidential supplemental basis, two reports generated by the Bloomberg Professional service that reflect the historical bid and ask quotations, respectively, of the Company’s common stock as quoted on the OTC Bulletin Board for the Company’s two most recent fiscal years and for the period commencing January 31, 2011 and ending on July 25, 2011, and one report generated by the Bloomberg Professional service that reflects the historical sales price and sales volume for the Company’s common stock on the OTC Bulletin Board for such periods. The

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

prospectus cover page has been revised to provide the last reported closing bid price of the Company’s common stock on the OTC Bulletin Board as of July 25, 2011.

Roth Capital Partners, LLC, the placement agent for the Company’s private placement, informed the Company that Roth has posted quotations for the Company’s common stock on the OTC Bulletin Board since May 18, 2011 at a bid price of $0.10 and an ask price of $5.00, and has not withdrawn these quotations at any time through the date of this letter. However, the Company was informed by representatives of FINRA and Bloomberg, L.P. that, as reflected in these supplementally provided materials, historical information regarding quotations on the OTC Bulletin Board is only available where a minimum of two market makers post priced quotations for the security. For the period commencing January 31, 2009 through July 15, 2011, with respect to quotations of the Company’s common stock on the OTC Bulletin Board, either only one market maker posted quotations for the Company’s common stock or, to the extent that multiple market makers posted quotations in respect of the Company’s common stock, those market makers posted unpriced quotations. Therefore, historical quotation information for the Company’s common stock on the OTC Bulletin Board is unavailable for such period, with only sales price and sales volume information being available for such period. During the past two years, there has been one trade of the Company’s common stock reported on the OTC Bulletin Board: on July 15, 2010, 500 shares of the Company’s common stock were sold for $2.00 per share. In addition to Roth, Rodman & Renshaw, LLC is also a market maker on the OTC Bulletin Board posting unpriced quotations for the Company’s common stock. More significantly, beginning on July 18, 2011, however, Maxim Group LLC became an additional market maker for the Company’s common stock on the OTC Bulletin Board and posted, and since then has continued to post, quotations for the Company’s common stock on the OTC Bulletin Board. As a result, the supplementally provided materials reflect, for the period commencing July 18, 2011 through July 25, 2011 (the last date through which the Company requested quotation information through the Bloomberg Professional service for purposes of this letter), bid and ask quotations for the Company’s common stock for such period. The Company has every expectation that the current market makers for the Company’s common stock on the OTC Bulletin Board will continue posting quotations on the OTC Bulletin Board.

In addition, we respectfully advise the Staff that, as reflected on page 24 of the Amendment under “Price Range of Common Stock,” the Company’s common stock is currently, and has been since the second quarter of 2010, quoted on the OTCQB tier of the OTC Markets. Accordingly, as discussed in response to Comment No. 21 below, the Registration Statement has been revised in the Amendment to clarify that the information presented on page 24 of the Amendment under “Price Range of Common Stock” reflects the high and low bid prices per share of the Company’s common stock, as quoted on the OTCQB tier of the OTC Markets. We are providing to the Staff, on a confidential supplemental basis, two reports generated from the Bloomberg Professional service that reflect the historical bid and ask quotations, respectively, of the Company’s common stock as quoted on the OTCQB tier of the OTC Markets for the Company’s two most recent fiscal years and the interim period commencing January 1, 2011 and ending July 25, 2011. The OTCQB tier

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

of the OTC Markets is the middle tier of the OTC Markets, which tier includes only companies with reporting obligations to the Commission or United States banking or insurance regulators.

Based upon this Comment No. 4, it appears that the Commission’s position is that, if the Company’s common stock were quoted only on the OTCQB tier of the OTC Markets (rather than being quoted, as the Company’s common stock currently is, on both of the OTC Bulletin Board and the OTCQB tier of the OTC Markets), such current quotations on the OTCQB tier of the OTC Markets would not be sufficient to permit the prospectus to provide that the Company’s common stock may currently be sold at prevailing market prices (rather than only at a fixed price). We understand, however, that in determining whether securities offered pursuant to a registration statement may be sold at prevailing market prices rather than only at a fixed price, the relevant issue is whether there is an “established public trading market” for a company’s securities (consistent with the disclosure required by Item 201 of Regulation S-K), rather than whether that company’s securities are listed on a particular national securities exchange or quoted on a particular over-the-counter market. For the reasons described below, we respectfully advise the Staff that we do not believe that, for purposes of determining whether an “established public trading market” exists for the Company’s common stock, there is any meaningful difference between the OTC Bulletin Board and the OTC Markets. Accordingly, we believe that the existence of regular quotations on either (or both) of the OTC Bulletin Board and the OTCQB tier of the OTC Markets, as is currently the case for the Company’s common stock (which quotations of the Company’s common stock on the OTC Bulletin Board and the OTCQB tier of the OTC Markets are described in greater detail above and on page 24 of the Amendment under “Price Range of Common Stock”), should be sufficient to constitute an “established public trading market” for the Company’s common stock.

OTC Markets Group (f/k/a Pink OTC Markets), the operator of the OTC Markets, is the ultimate successor quotation service to the original “Pink Sheet” quotation service, which was founded originally by the National Quotation Bureau (a predecessor to OTC Markets Group) in 1913. Some version of this quotation service has been operated by OTC Markets Group or its predecessor entities since that time. The OTC Bulletin Board was established in 1990.

We understand that OTC Markets Group previously submitted letters to the Commission which described the similarities (both in terms of operations and governing regulations applicable to), and the limited differences, between the OTC Bulletin Board and the OTC Markets, and requested that the Commission treat quotations on the OTC Bulletin Board and the OTC Markets the same for purposes of determining whether an “established public market” exists. We have provided, on a confidential supplemental basis, one such letter from Pink OTC Markets to the Commission, dated July 27, 2010. As indicated in this letter, quotes on each of the OTC Markets and the OTC Bulletin Board identify price and size of trading interest and the identity of quoting broker-dealers, and neither market requires any minimum, nor imposes a maximum, number of broker-dealers to quote any particular security. As described in detail in the July 27, 2010 letter, the OTC Markets and the OTC Bulletin Board are governed by similar regulations. Each of the OTC Markets and the OTC Bulletin Board will only accept quotations from registered broker-dealers that are

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

FINRA members; accordingly, each of these markets relies upon FINRA Rules governing the conduct of broker-dealers effecting trades in the over-the-counter markets, in general, to determine the terms of trades resulting from posted quotations. Further, the OTCQB tier of the OTC Markets, the tier on which the Company’s common stock is quoted, accepts quotes only in securities of an issuer that is subject to the reporting requirements of the Commission (which the Company is) or a U.S. banking or insurance regulator. These requirements are substantially the same as the requirements for quotation on the OTC Bulletin Board, except that the OTC Bulletin Board also permits quotation of securities of investment companies registered pursuant to the Investment Company Act of 1940. While we understand that the OTC Pink tier of the OTC Markets, unlike the OTC Bulletin Board, accepts quotes for unregistered securities, the Company’s common stock is quoted on the OTCQB tier of the OTC Markets; accordingly, we are not comparing the OTC Pink tier to the OTC Bulletin Board. The only meaningful difference between the OTC Markets (excluding the OTC Pink tier) and the OTC Bulletin Board is that the OTC Markets is owned by a private company, as compared to the OTC Bulletin Board which is owned by FINRA, a self-regulatory organization. This difference in ownership (as highlighted in the supplementally provided letter from Pink OTC Markets) does not reflect any difference in operation or regulation.

We also note the decrease in popularity of the OTC Bulletin Board as a trading market in recent years, relative to the OTC Market. According to the OTC Markets, approximately 95% of all over-the-counter priced quotes are published by broker-dealers on the OTC Markets, while only approximately 5% are published on the OTC Bulletin Board.

As discussed above, the Company’s common stock is currently, and has been since the second quarter of 2010, consistently quoted on the OTCQB tier of the OTC Markets. As of the date of this letter, there are five market makers for the Company’s common stock on the OTCQB tier of the OTC Markets, including Knight Equity Markets, LP, which we understand is one of the most active market makers in the industry. For the foregoing reasons, the Company believes that quotations for the Company’s common stock on each of the OTC Bulletin Board and the OTCQB tier of the OTC Markets creates an “established public market” for the Company’s common stock. Accordingly, the prospectus included in the Registration Statement should be permitted to provide that the Company’s common stock offered thereby may currently be sold at prevailing market prices (rather than only at a fixed price).

As discussed above, Roth Capital Partners, LLC, the placement agent for the Company’s recently completed private placement, is a market maker for the Company’s common stock on the OTC Bulletin Board and, accordingly, posts “bid” and “ask” quotations for the Company’s common stock on the OTC Bulletin Board. As also discussed above, during the period commencing May 18, 2011 and ending July 18, 2011, Roth served as the sole market maker on the OTC Bulletin Board that posted priced quotations for the Company’s common stock, and therefore bid and ask quotations posted by Roth Capital Partners, LLC on the OTC Bulletin Board are not available for such period. BTG Investments, LLC is a selling securityholder that is wholly-owned by Roth Capital Partners, LLC, and is engaged in the business of buying, holding

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

and selling securities. In addition, each of Eric D. Rindahl, Gordon J. Roth, John J. Weber, Theodore D. Roth, Jeffrey M. Ng, Chad J. Cooper (a trustee of Cooper Family Trust dtd 08/01/04), Joe Schimmelpfennig (a trustee of J&V Schimmelpfennig Family Trust) and Louis Ellis (a trustee of Ellis Living Trust dtd 04/08/11) is an employee of Roth Capital Partners, LLC and a selling securityholder (or, in the case of each of Chad J. Cooper, Joe Schimmelpfennig and Louis Ellis, a trustee of a selling securityholder). Each such selling securityholder has certified to us that such selling securityholder acquired the shares being registered by the Amendment for resale in the ordinary course of business, and at the time of such acquisition, such selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute such shares. The information disclosed in this paragraph regarding Roth Capital Partners, LLC and the selling securityholders that are affiliates of Roth Capital Partners, LLC has been provided by Roth Capital Partners, LLC and the selling securityholders.

We hereby request on behalf of the Company that the information provided on a confidential supplemental basis to the Staff be returned following the Staff’s review thereof.

About this Prospectus, page i

5.	Please provide us your analysis supporting why you believe that the last sentence of the third paragraph of this section is consistent with Section 12(a)(2) of the Securities Act.

Response:

The Registration Statement has been revised in the Amendment to delete the last sentence of the third paragraph under the heading “About This Prospectus” previously located on page i.

6.	Your prospectus summary should follow a one-page prospectus cover. Although we do not object to the location of the table of contents, the other information between your prospectus cover and summary should be relocated to a more appropriate section of your document.

Response:

The Registration Statement has been revised in the Amendment to delete the first paragraph previously set forth between the prospectus cover and the prospectus summary under the heading “About This Prospectus” and to relocate the other statements previously set forth therein to page 4 in the prospectus summary under the heading “About This Prospectus,” given that such statements are descriptive of the contents of the prospectus.

Prospectus Summary, page 1

7.	Please replace vague terms like “solutions” and “systems” with a clear, direct statement of what you do; use concrete, every day terms, and avoid industry jargon. If your business is to resell the products of your suppliers after modifying them with components from other suppliers, as suggested by your disclosures on page F-21 and your lack of patents, please ensure that this also is clear from your revised summary.

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

Response:

The Registration Statement has been revised throughout the Amendment to eliminate vague terms and industry jargon, describe the Company’s business in simpler language and make the disclosure more concise and understandable. For example, where the meaning is not clear from its use in the Registration Statement, the term “solutions” has been eliminated and the term “turnkey” has been replaced with “complete.” In addition, where terminology is required to convey a particular idea or to explain the Company’s business (i.e., telematics tool, connected asset services, manufacturer of record, etc.), the term is defined or described the first time it is used in the Registration Statement.

However, with respect to the term “systems,” and in particular “power systems,” the Company believes that the term is widely used in the industry and accurately characterizes the Company’s products. Other participants in the industrial OEM market, including the Company’s competitors, use various similar terms to describe their products in promotional materials and filings with the Commission, including “engine systems,” “engine and fuel systems,” “Engine-fuel delivery systems” and “power systems.” We note, for example, that Woodward Governor Company, which the Company has identified in the Registration Statement as one of its competitors, identifies the division of its business that corresponds most closely with the Company’s business as its “Engine Systems” business. The common connection between the various terms used by industry participants is the word “system,” which is reflective of the comprehensive nature of the products manufactured by these companies (as well as the Company’s competitors). Further, the Company has informed us that it, both historically and currently on a regular basis, uses the term “power systems” to describe its products and services to current and prospective OEM customers. We further note that, consistent with common industry use of this terminology, the term “power systems” is incorporated into the name of Power Systems Research, Inc., a global supplier of business information to the engine and power products industries from which the Company obtained industry statistics for use in the Registration Statement, as discussed in the response to Comment No. 29. As described in further detail below, the Company’s power systems are more than simply an engine, and are also more than just the sum of the engine and the various components included in the Company’s product. The Company’s power systems, instead, are complex systems, which integrate engines and components through the application of highly sophisticated engineering and other manufacturing processes. For these reasons, the Company believes that the term “power systems” is descriptive of, and accurately characterizes, the Company’s products.

In further response to the Staff’s comment, we respectfully advise the Staff that the Company’s business is not merely to resell the products of its suppliers after modifying them with other components, but, as described above and below, is far more than that. The Company utilizes its sophisticated development and manufacturing processes, including its in-house design, prototyping, testing and engineering capabilities and its analysis and determination of the specific components to be integrated into a given power system, to provide to its customers highly engineered, comprehensive power systems customized to meet stringent emission standards of the EPA and CARB, specific industrial OEM application requirements and the

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

technical specifications of any given customer. While the engine is often the most significant component in the Company’s product, certainly in terms of footprint, the Company’s power systems integrate one or more material components with these engines, including cooling systems, electronic systems, air intake systems, fuel systems, housings, power takeoff systems, exhaust systems, hydraulic systems, enclosures, brackets, hoses, tubes and other assembled componentry. Further, with respect to key elements of the Company’s power system components, the Company does not simply purchase components from a supplier, but rather coordinates design efforts with suppliers and plays a meaningful role in developing these components for use in a particular power system application. In addition, the Company internally designs other power system parts and components, owns the tooling for such parts and components and sources them from a variety of suppliers. In addition, the Company’s complete, fully integrated power systems can be incorporated, using a single part number, directly into a customer’s specified application. This ability to provide a fully customized, complete system, including the engine as well as all specified componentry, which meets the technical specifications of a customer (including specified emissions specifications) represents a significant value add which the Company provides to its customers. While the Company does not currently own any material patents, the Company believes that its business depends, in substantial part, upon its proprietary technology, information, processes (including portions of its emission certification process and its development, testing, launching and other manufacturing processes) and know-how. The Company relies on trademark and trade secret laws, confidentiality agreements, contractual provisions and licensing arrangements, to protect these proprietary aspects of its business.

The Registration Statement has been revised throughout the Amendment (in particular on page 1 of the prospectus summary and page 42 of the Amendment under the heading “Business – Company Overview”) to clarify the description of the Company’s business and its products consistent with the above response.

8.	Please tell us why you do not believe that any of the information from your financial statements should be highlighted in your prospectus summary.

Response:

The Registration Statement has been revised in the Amendment to include in the prospectus summary information from the Company’s financial statements under the heading “Summary Consolidated Financial Information” on page 3.

Business, page 1

9.	Refer to your statement that your “customers include large, industry-leading, multinational organizations.” Please tell us the number of your customers that are large, industry-leading, multinational organizations and the portion of your revenue that those customers represent.

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

Response:

The Company has identified that its customers include large, industry-leading, multinational organizations, based upon publicly available information provided by the Company’s customers (including information available on a customer’s website or, if applicable, a customer’s disclosures in its filings with the Commission), as well as management’s good faith beliefs based on its significant knowledge of, and experience in, the industrial OEM market. Based upon such information and experience, the Company has identified nearly 50 of its industrial OEM customers which sell their respective products across multiple continents (and some of which also have operations across multiple continents) and/or have reported, or otherwise disclosed, total sales in excess of $400 million in 2010. In 2010, the Company’s sales to these customers represented approximately 75% of the Company’s total revenues. Nevertheless, the Registration Statement has been revised throughout the Amendment (in particular on page 1 of the prospectus summary, page 42 under “Business – Company Overview” and page 57 under “Customers”) to reflect that the Company’s customers “include companies that are large, industry-leading and/or multinational organizations” and to clarify that the customers referred to include companies that fit into one or more of these categories, but that such customers may not in every case meet all three of these categories.

10.	Please tell us the portion of your business represented by the “many” of your products that “produce emissions significantly lower than those required” by applicable regulations. Also tell us the portion of your business derived from products that run on “alternative fuel.”

Response:

Approximately [***]% of the Company’s net sales in 2010 was attributable to sales of the Company’s emission-certified power systems, certified by applicable regulatory authorities (i.e., EPA and CARB). As described in detail beginning on page 62 under “Government Regulation – Our Products – Our Power Systems,” as part of the process through which the Company obtains power system emission certifications from applicable regulatory authorities, the Company performs rigorous testing to determine the emissions for its power systems. In such testing, the Company has determined that its emission-certified power systems consistently produce emissions lower than those currently required by regulations of the EPA, as reflected in the chart set forth on page 49 of the Amendment and as described in response to Comment No. 30 below. We note that in excess of [***]% of the Company’s domestic sales of its certified power systems in 2010 (which represented approximately [***]% of the Company’s total sales in 2010) were made in states where only the emission standards of the EPA did, and currently do, apply (i.e., all states other than California). In addition, based upon results of the Company’s emissions testing, the Company’s emission-certified power systems consistently produce emissions (in grams per kilowatt-hour of oxides of nitrogen and hydrocarbons) that are approximately 25% lower than those currently required by regulations of CARB.

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

In further response to Comment No. 10, we note that in 2010 approximately 73% of the Company’s total sales were generated from sales of the Company’s power systems that run on alternative fuels.

11.	Please file as exhibits to this registration statement the packaging and distribution agreements that you mention in the third paragraph.

Response:

We respectfully advise the Staff that each of the packaging and distribution agreements referenced in the third paragraph of page 1 of the prospectus summary was entered into in the ordinary course of the Company’s business, and the Company does not believe that its business is substantially dependent on any of these agreements, individually or collectively. Prior to the Company’s entry into these packaging and distribution agreements with respective Caterpillar engine dealers, the Company had already established relationships with, and previously sold power systems which incorporated Perkins engines to, OEM customers in the Company’s 12-state territory covered by its distribution agreement with Perkins. The Company entered into these packaging and distribution agreements, in large part, to minimize potential commercial conflicts in sales territories into which these engine dealers sold Caterpillar engines. While these agreements define the scope of the Company’s current relationships with the respective Caterpillar engine dealers, the Company does not believe the absence of any such agreement (or such agreements as a whole) would have a material adverse impact on the Company’s business. If the Company and these engine dealers were not subject to, or otherwise bound by, the terms of these packaging and distribution agreements, the Company believes that it could, and would, continue, as it did prior to the Company’s entry into these agreements, to sell power systems into which Perkins engines are integrated to OEM customers in these territories, without a material adverse impact on the Company’s business. The Company believes that the loss of all of the sales pursuant to these packaging and distribution agreements would decrease the Company’s revenues by no more than $[***]. This amount represents only approximately [***]% of the Company’s total revenues in 2010 and is expected to represent a decreasing percent of sales in the future as the Company’s revenues from sales of power systems that are not associated with these packaging and distribution agreements are anticipated to grow at a faster rate than revenues associated with these agreements. Accordingly, the Company does not believe that any such agreement is required to be filed as an exhibit to the Registration Statement pursuant to Item 601 of Regulation S-K.

12.	Please tell us why you highlight only one distribution partner in the summary. Also tell us:

•	the portion of your business derived from your agreements with Caterpillar affiliates, and

•

whether you modify substantially the products you purchase from Caterpillar affiliates before you resell them. If you do modify the products, please tell us the nature of the modifications and how they materially change

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

the product you purchased from the Caterpillar affiliates. Include in your response the extent to which your modifications affect the selling price of the product you purchase from Caterpillar.

Response:

The Company has highlighted its distribution relationship with Perkins on page 1 of the prospectus summary because of the significance of the Company’s historical relationship with Perkins, as well as the nature of the Company’s current relationship with Perkins pursuant to this agreement relative to the Company’s other supply arrangements. Around the time of the Company’s initial launch of its products and services to the industrial OEM market in 1985, sales of Perkins engines represented a substantial majority of the Company’s business, and such sales today continue to represent a significant portion of the Company’s business. In addition, while the Company’s distribution agreement with Perkins contemplates the general terms pursuant to which engines will be purchased and sold, similar to the Company’s relationship with another key engine supplier (the relationships with the Company’s key engine suppliers being described in detail under “Supplier Relationships – Arrangements with Key Suppliers” on page 59 of the Amendment), the Perkins distribution agreement provides other criteria which further defines the Company’s relationship with Perkins, including with respect to the Company’s support of Perkins engines. In particular, pursuant to the Perkins distributor agreement the Company is required to establish, and has established, a service and support network in the Company’s defined 12-state territory that provides various services to its customers that purchase power systems utilizing Perkins engines, including warranty support, servicing of Perkins engines, technical support and parts support (including support for aftermarket parts). Because of the Company’s historical relationship with Perkins, as well as the breadth and nature of the Company’s current distribution relationship with Perkins, which is unlike that with its other engine suppliers, the Company believes that it is appropriate to highlight its relationship with Perkins.

In further response to Comment No. 12, we note that, as described on page 1 of the prospectus summary, Perkins is a wholly-owned subsidiary of Caterpillar; accordingly, the Company’s business with Perkins is included within the category of “Caterpillar affiliates” (as referenced by the Staff in Comment No. 12). The Company’s business derived from the Company’s distribution relationship with Perkins, as well as its packaging and distribution relationships with Caterpillar engine dealers, represented a total of approximately 19% of the Company’s revenues in 2010 and a total of approximately 18% in the three months ended March 31, 2011.

Consistent with the Company’s response to Comment No. 7, and as disclosed throughout the Registration Statement (in particular, we respectfully refer the Staff to disclosures under “Business” on page 1 of the prospectus summary and “Our Products and Industry Categories – Power Systems for Off-Highway Industrial Equipment” on page 52 of the Amendment), the Company, utilizes its technologically sophisticated development and manufacturing processes to develop its highly engineered power systems. The Company’s power system configurations range from a basic engine block integrated with appropriate fuel system components to

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

completely packaged power systems that include any combination of cooling systems, electronic systems, air intake systems, fuel systems, housings, power takeoff systems, exhaust systems, hydraulic systems, enclosures, brackets, hoses, tubes and other assembled componentry. As disclosed on page 42 of the Amendment under “Business – Company Overview,” the Company supplies components for, and applies its sophisticated application engineering and design services to, Perkins engines in a manner similar to engines used in the Company’s alternative fuel power systems, except that, in general, the Company does not perform emission certification testing on, or incorporate the Company’s fuel system into, Perkins engines which the Company utilizes in its diesel power systems. Accordingly, the Company is not the manufacturer of record for the emission-certified power systems into which Perkins engines are integrated. Subject to variance based upon the components integrated into a given diesel fueled power system, the application in which the power system will be used, and other specific requirements requested by the Company’s OEM customers, the cost incurred by the Company for a diesel engine represents approximately 40% to 75% (more commonly closer to the lower end of that range) of the total sales price for a power system that includes such engine. In other words, between 25% and 60% of the sales price for these diesel power systems is not attributable to the cost to the Company of the diesel engine. A substantial majority of such excess amount is attributable to other components integrated into the power system and other value that the Company adds in designing, engineering and manufacturing the comprehensive power system.

13.	Please provide us independent, objective support for your statements regarding broadest ranges, lower cost and faster design turnaround in the first paragraph and world leadership in the third paragraph. Also, provide us such support for

•	your statement of leadership in the second paragraph of your “Corporate History” section on page 1 and the percentage of your sales to each continent that you highlight in that paragraph; and

•	your statement that you are “unmatched by any competitor” on page 43.

Response:

The Company has consistently been informed by its customers that the Company provides its comprehensive power systems faster, and at a lower cost, than its competitors. In addition, through the Company’s extensive industry experience and the Company’s familiarity with its competitors, their products, services and customer bases and the markets into which their competitors sell their products, the Company believes that it produces and distributes one of the broadest ranges of emission-certified, comprehensive power systems and is a leader in the supply of emission-certified diesel power systems. Nevertheless, in light of the Staff’s comment, the Company has revised, or otherwise eliminated, the disclosures referenced in Comment No. 13, along with other similar disclosures throughout the Registration Statement, to avoid characterizing (1) the Company as having one of the broadest ranges of power systems (as previously disclosed in the first paragraph under the “Business” section of the prospectus summary on page 1); (2) the Company as being able to provide its power systems to industrial OEMs at a lower cost and faster design turnaround than other alternatives (as previously

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

disclosed in the first paragraph under the “Business” section of the prospectus summary on page 1); (3) the Company as being the world leader in the supply of EPA and CARB emission-certified diesel power systems (as previously disclosed in the third paragraph under the “Business” section of the prospectus summary on page 1); (4) the Company as a leading supplier of power systems to prominent OEM customers located throughout North America, Asia and Europe (as previously disclosed in the second paragraph under the “Company History” section of the prospectus summary on page 2); and (5) the Company’s ability to provide emission certified solutions to industrial OEMs as being unmatched by any competitors (as previously disclosed in the third sentence of the third paragraph under the heading “Alternative Fuel Power Systems” on page 47).

In addition, in response to the first bullet point in Comment No. 13, the percentage of the Company’s total sales in fiscal 2010 represented by sales to OEM customers located throughout North America, Asia and Europe (with location determined based upon the continent to which a product is shipped) were as follows: (1) OEM Customers located in North America – approximately [***]%; (2) OEM Customers located in Asia – approximately [***]%; and (3) OEM Customers located in Europe – approximately [***]%. The Company has revised the disclosure under the “Business” section of the prospectus summary on page 2 and under the heading “Company History” on page 52 to clarify that the Company is a significant supplier of power systems to prominent OEM customers located throughout North America, and that the Company also sells it power systems to OEM customers located throughout Asia and Europe, in which regions the Company intends to increase its sales efforts.

14.	Please reconcile your disclosure here that you supply hybrid products with your disclosure on page 43 that such products are in development.

Response:

Disclosure in the prospectus summary and throughout the Registration Statement has been revised in the Amendment to clarify that the Company is in the process of developing hybrid comprehensive power systems, consistent with disclosure included under the heading “Hybrid Power Systems” on page 47.

Risk Factors, page 5

We are dependent on our relationships with our OEM customers, page 6

15.	Please replace the vague terms “limited number,” “significant portions,” and “some” in the first paragraph with more specific disclosure.

Response:

The second and third sentences under the risk factor “We are dependent on relationships with our OEM customers” have been revised to provide more specific disclosure regarding the historical

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

concentration of the Company’s net sales among its customers and the absence of formal, written agreements with these customers.

We are dependent on relationships with our material suppliers, page 6

16.	Please file as exhibits to your registration statement the agreements that create the exclusive relationships that you mention in this risk factor. Please also file the January 20, 2011 waiver mentioned in the second risk factor on page 9.

Response:

We respectfully advise the Staff that each agreement that creates an exclusive relationship between the Company and any supplier of components used in the Company’s power systems (other than engines) was entered into in the ordinary course of the Company’s business, and the Company does not believe that its business is substantially dependent on any such agreement, or on the supplier of any individual power system component covered by any such agreement. Accordingly, the Company does not believe that any such agreement is required to be filed as an exhibit to the Registration Statement pursuant to Item 601 of Regulation S-K.

The engines sourced by the Company from its key suppliers represent a material component of the Company’s power systems and, as a result, the Company’s business is substantially dependent on these engines and the arrangements between the Company and its key suppliers. The Company’s engines represented approximately [***]% of the total cost of all components (including engines) utilized in the Company’s power systems in 2010, while no other power system component individually represented in excess of approximately [***]% of the total cost of all components (including engines) in 2010. Accordingly, the Company previously filed as exhibits to the Registration Statement the contracts, to the extent any such contracts exist, with its key engine suppliers and the Amendment includes detailed descriptions of the material terms of the Company’s arrangements with its key engine suppliers. The Company does not, however, believe that its business is similarly substantially dependent on any of the Company’s other suppliers of power system components.

Furthermore, without minimizing the overall importance of the Company’s collective relationships with its power system component suppliers, the Company believes that it can replace each of its component suppliers with alternative suppliers. More specifically, the Company believes that there are alternative suppliers of substantially equivalent components to those currently incorporated into the Company’s power systems from which the Company could source such components and to which the Company could successfully transition. In this regard, the Company has advised us that it previously has effectively transitioned from one component supplier to another, including in 2009 when the Company successfully transitioned its development and sourcing relationship for key components integrated into a large number of its power systems from a prior supplier to the Company’s current supplier, without material adverse impact to the Company’s business, where the Company determined that such transition was necessary or appropriate. With respect to many of the components incorporated into the

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

Company’s power systems, including components which are technologically sophisticated and highly engineered, the Company already utilizes more than one supplier based upon the type of power system into which the component will be integrated and the application into which the ultimate power system will be used, or for other reasons. We also note that the Company removes many of the labels and markings of its suppliers from the components integrated into the Company’s power systems, thereby deemphasizing the importance of the supplier of any particular power system component.

In addition, the Company’s business, including the portion of the Company’s revenues derived in any given year from sales of its power systems for use in respective industry categories and the components utilized in the Company’s power systems, evolves over time. Therefore, the Company’s use of particular components, and the relative importance of its relationships with component suppliers, regularly changes as the Company’s business, along with the industrial OEM market, evolve. For all of the above reasons, although the Company sources from third party suppliers, and incorporates into its comprehensive power systems, many important, technologically sophisticated power system components, the Company does not believe that any of its relationships with any of its non-engine component suppliers, or any of the agreements concerning such relationships, is material to investors.

Further, in reevaluating the disclosures on pages 8 and 59 of the Amendment with respect to the Company’s relationships with its component suppliers, the Registration Statement has been revised in the Amendment to remove the reference to power system components being sourced on an “exclusive basis.” This change is being made because the terms of any such “exclusivity” are limited in nature, and apply only in respect of a limited number of components to be integrated only into specified power systems for use in particular industry applications. Given the limited exclusivity with respect to some of the Company’s power system components which the Company sources from its component suppliers, the Company believes that such term could be misconstrued to overstate the terms and significance of the relationships between the Company and its component suppliers (i.e., that the Company can only purchase certain power system components from one supplier and is required to use these components on all of its power systems, and/or that such supplier can only sell such components to the Company). The Company believes that these statements in the Registration Statement, as revised in the Amendment to remove the reference to components being sourced on an “exclusive basis” and to make other changes to the description of such relationships, appropriately capture the nature of the relationships with, and the Company’s dependence on, its suppliers of non-engine power system components. The Company believes that these revisions are consistent with the Company’s opinion that its business is not substantially dependent on any one of its non-engine component suppliers or on the agreements concerning such relationships.

Finally, we note that, while the Registration Statement discloses the material terms of the Company’s arrangements with its key engine suppliers (and, to the extent any agreements are in place among the applicable parties, such agreements have been filed as exhibits to the

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

Registration Statement), none of the Company’s competitors identified on page 6 of the Amendment under the Risk Factor “We currently face, and will continue to face, significant competition, which could result in a decrease in our revenue,” and on page 62 of the Amendment under the heading “Business – Competition,” disclose in detail the terms of any of their agreements with their material suppliers, nor do they file any such agreements as exhibits to their filings with the Commission.

The January 20, 2011 waiver from Fifth Third Bank has been filed as Exhibit 10.14 to the Amendment.

17.	Please quantify your dependence of key suppliers. We note for example your disclosure on page F-21.

Response:

The Registration Statement has been revised in the Amendment to add additional disclosure on page 8 under the Risk Factor “We are dependent on relationships with our material suppliers, and the partial or complete loss of one of these key suppliers, or the failure to find replacement suppliers or manufacturers in a timely manner, could adversely affect our business” that quantifies the Company’s dependence on the engines supplied by the Company’s key suppliers, consistent with disclosure on page F-28 of the Registration Statement. See also the response to Comment No. 16.

If we fail to adequately protect our intellectual property rights…. page 10

18.	Please disclose the principal countries in which you sell your products that are subject to the risks identified in the last sentence of the second paragraph of this risk factor.

Response:

The Registration Statement has been revised in the Amendment on page 12 under the Risk Factor “If we fail to adequately protect our intellectual property rights, we could lose important proprietary technology, which could materially and adversely affect our business” to indicate that China is the one principal country in which the Company sells its products that is subject to the risks identified by what was previously the last sentence of the second paragraph of this risk factor, and to further describe these risks faced by the Company as a result of its business activities in China.

If we face claims of intellectual property infringement, page 10

19.	Please clarify why you cannot be certain whether you infringe on rights held by others.

Response:

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

The Registration Statement has been revised in the Amendment to clarify the disclosure on page 12 under the Risk Factor “If we face claims of intellectual property infringement by third parties, we could encounter expensive litigation, be liable for significant damages or incur restrictions on our ability to sell our products and services” to explain why the Company cannot be certain whether it infringes upon the rights held by others.

Concentration of ownership, page 16

20.	Please clarify briefly how a reverse split would change a holder’s percentage ownership.

Response:

The Registration Statement has been revised in the Amendment to add disclosure under the Risk Factor “Concentration of ownership among our existing executive officers may prevent new investors from influencing significant corporate decisions” on page 18 that clarifies how the proposed reverse split of the Company’s common stock would change a holder’s percentage ownership.

Price Range of Common Stock, page 22

21.	Please clarify whether the information you present is from the OTC Bulletin Board or the OTCQB.

Response:

The Company’s common stock is quoted on both the OTC Bulletin Board and the OTCQB, although there is not currently active trading of the Company’s common stock on either such market. For reasons described more fully in the response to Comment No. 4, historical data prior to July 18, 2011 regarding the high and low bid prices per share of the Company’s common stock on the OTC Bulletin Board is not available. Therefore, the Registration Statement has been revised in the Amendment to clarify that the information presented on page 24 of the Amendment under the heading “Price Range of Common Stock” reflects the high and low bid prices per share of the Company’s common stock for the periods presented, as quoted on the OTCQB.

22.	Refer to your second paragraph in this section. Please clarify whether you satisfy the initial listing criteria of any national securities exchange. If you do not, please tell us which criteria you do not satisfy and how you intend to achieve compliance with those criteria.

Response:

The Registration Statement has been revised in the Amendment on page 19 under the Risk Factor “Our common stock may not be eligible for listing on a national securities exchange” and

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

on page 24 under the heading “Price Range of Common Stock” to clarify that as of the date of this letter, the Company does not satisfy all of the initial quantitative listing standards of any national securities exchange.

We hereby advise you that the Company currently meets the quantitative listing standards of the NASDAQ Global Market (the tier of the NASDAQ Stock Market with the second-highest quantitative listing standards) and the NASDAQ Capital Market (the tier of the NASDAQ Stock Market with the lowest quantitative listing standards), in each case except for the listing standards with respect to the number of shares of the Company’s common stock held by non-affiliates, the market value of the Company’s common stock held by non-affiliates, the bid price of the common stock and the number of shareholders holding at least 100 shares of common stock. Upon the consummation of the proposed 1-for-32 reverse split of the Company’s common stock, however, the Company expects to meet all of the quantitative listing standards of each of the NASDAQ Global Market and the NASDAQ Capital Market except for the respective standards regarding the number of shareholders holding at least 100 shares of common stock. The Company does not currently meet any of the financial or non-financial quantitative listing standards of NASDAQ Global Select (the tier of the NASDAQ Stock Market with the highest quantitative listing standards).

The Company currently meets the quantitative listing standards of NYSE Amex Equities, except for the listing standards with respect to the minimum number of shareholders of the Company’s common stock, the minimum stock price and the minimum market value of the Company’s common stock held by non-affiliates. Upon the consummation of the reverse split, the Company expects to meet all of the quantitative listing standards of NYSE Amex Equities except for the standards regarding the total number of shareholders.

As of the date of this letter, the Company does not satisfy the initial financial criteria for listing on the New York Stock Exchange, nor does it satisfy the non-financial quantitative listing standards with respect to the minimum number of shares of the Company’s common stock held by non-affiliates, the minimum number of shareholders holding at least 100 shares of the Company’s common stock, the minimum stock price and the minimum market value of the Company’s common stock held by non-affiliates.

Pursuant to the private placement purchase agreement, the Company is required to use its reasonable best efforts to have its common stock listed on any one of the New York Stock Exchange, the NYSE Amex Equities or any NASDAQ stock exchange as soon as reasonably possible after the company meets the quantitative listing standards of such exchange. However, the Company is not required to, and has not determined whether or when it will, take any action to satisfy any of the quantitative listing standards of these national securities exchanges that it currently does not meet. Accordingly, the Company cannot determine when or whether it will be eligible to become listed on any such national securities exchange.

We note also that each of the national securities exchanges discussed above also impose corporate governance standards on corporations that seek listing on such exchanges, none of

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

which are currently fully satisfied by the Company. Although the Company has agreed, pursuant to the purchase agreement entered into with the investors in the private placement, to put in place a board of directors consisting of at least a majority of independent directors within 180 days of the closing of the private placement, the Company is not required to take any additional steps to comply with any other corporate governance requirements. While the Company intends to evaluate its corporate governance practices and consider the adoption of corporate governance practices as it may deem appropriate (including the establishment of an independent audit committee) to bring the Company closer to compliance with the aforementioned corporate governance standards, the Company is not required to take any such actions. Accordingly, the Company cannot determine when or whether it will be in full compliance with such standards.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Critical accounting policies and estimates, page 26

-Inventories, page 26

23.	We note your disclosure here on how you evaluate your inventory for a decline in net realizable value. Please revise your filings to discuss in more detail how you develop certain of your assumptions such as “future demand” for purposes of your inventory valuation analysis. For example, discuss how you arrived at your estimates for future demands, how accurate your estimates of future demand have been in the past and how much the estimates of future demand have changed in the past.

Response:

The Registration Statement has been revised in the Amendment on page 28 to describe in further detail the Company’s process of evaluating inventory for a decline in net realizable value, including how the Company develops assumptions such as “future demand.”

Results of Operations, page 27

24.	When you attribute changes to multiple reasons, please quantify the effect each reason mentioned. For example, we note the multiple reasons cited in your “General and administrative” paragraph on page 28. We also note your references to multiple reasons for increased sales.

Response:

The Registration Statement has been revised in the Amendment to modify disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of operations” beginning on page 29, in places where changes are attributable to multiple factors, to quantify the effect of such factors.

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

Three months ended March 31, 2011 compared with three months ended March 31, 2010, page 27

25.	Although we note your disclosure that “increases in sales to existing customers” impacted your revenues for the period, there is no indication of how unit volumes and/or changes in selling prices attributed to the increase. Please separately quantify the effects of volume and pricing changes on your results of operations. Refer to Item 303(a)(3)(iii) of Regulation S-K. Please note this comment also applies to your discussion of the results of operations for the year ended December 31, 2010 compared to the year ended December 31, 2009.

Response:

The Registration Statement has been revised in the Amendment to include a further distinction between changes in the Company’s sales relative to volumes and/or changes in selling price as disclosed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of operations” beginning on page 29.

Income tax expense, page 28

26.	Please describe the nature and duration of the tax credits that you mention here.

Response:

The Registration Statement has been revised in the Amendment to include disclosure regarding the Company’s research tax credits, including their duration, consistent with the foregoing under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of operations” beginning on page 29. The tax credits are generated as a result of our engineering research and development activities. If the tax credits are not used in the year generated, they may be carried forward up to 20 years to be offset against taxable income in future years.

Liquidity and capital resources, page 31

27.	Please revise to discuss material changes in the underlying drivers of your working capital changes (e.g. cash receipts from the sale of goods and cash payments to acquire supplies and components or goods for resale), rather than merely describing items identified on the face of the statement of cash flows to provide a sufficient basis for a reader to analyze the change. Refer to Item 303(a) of Regulation S-K and Release 33-8350.

Response:

The Registration Statement has been revised in the Amendment to describe in greater detail material changes in the underlying drivers of the Company’s working capital changes under

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

“Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and capital resources” beginning on page 33.

Credit Agreement, page 34

28.	Please discuss more fully the reasons for your previous covenant non compliance. Also discuss with specificity the covenants in your current credit arrangements that materially affect your operations or that you are at risk of violating.

Response:

The Registration Statement has been revised in the Amendment to more fully describe the reasons for the Company’s covenant non-compliance under its prior credit facility, and to discuss with specificity the covenants in the Company’s current credit facility that materially affect its operations under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and capital resources – Credit agreement” on page 38. The Registration Statement has also been revised in the Amendment to disclose on page 39 that the Company was in compliance with its financial covenants as of the most recent required reporting period.

Business, page 38

Industry and Market Overview, page 39

29.	Please tell us whether the industry data that you cite here and throughout your document is publicly available, whether the data was commissioned by you, whether the data was prepared for use in your registration statement, and whether you have any relationship with the authors. Tell us whether you are using the most recently available data. Also, tell us whether you obtained the consent of the authors to cite the data as you have done.

Response:

The industry data cited under the heading “Industry and Market Overview,” and otherwise throughout the Registration Statement, attributed to Power Systems Research, Inc. reflects data compiled from the private database of Power Systems Research. The underlying industry data compiled from the database of Power Systems Research, and utilized by the Company for purposes of the Registration Statement, is available to subscribers for a fee. Power Systems Research is a global supplier of business information to the engine and power products industries. Accordingly, from time to time the Company utilizes Power Systems Research to compile industry statistics for use in its business, including the preparation of marketing and other business development materials. The data provided by Power Systems Research and cited throughout the Registration Statement was processed, for a fee paid by the Company, at the request of the Company for use in connection with the Company’s recently completed reverse recapitalization and private placement transactions and in the Company’s Current Report on Form 8-K initially filed with the Commission on May 5, 2011. The industry data provided by

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

Power Systems Research was compiled using the data most recently available to Power Systems Research and the Company in the beginning of 2011, when the Company commissioned Power Systems Research to provide and process this information in connection with the consummation of the Company’s reverse recapitalization and private placement transactions. The Company has not, however, commissioned Power Systems Research to provide updated information to reflect the even more recent data that first became available in July 2011. Power Systems Research has authorized the Company’s use of its data in connection with the Company’s filings, including the Registration Statement.

Except as described above with respect to information compiled by Power Systems Research, the Company has not commissioned the compilation of industry data or the preparation of industry reports specifically for use in the Registration Statement.

Our Superior Technology, page 47

30.	Please tell us whether the chart that you include in this section represents the typical performance of your products.

Response:

Consistent with the response to Comment No. 10, the level of emissions represented by the third bar included in the chart on page 49 of the Amendment is in fact representative of the typical relationship to the requirements of the EPA (in grams per kilowatt-hour of oxides of nitrogen and hydrocarbons) of the emissions produced by the Company’s emission-certified, spark-ignited power systems. As described in detail beginning on page 62 under “Government Regulation – Our Products – Our Power Systems,” the Company performs rigorous emissions testing on its power systems for which it seeks to obtain certification from applicable regulatory authorities. Based upon the test results from the Company’s power system certification process, the Company’s emission certified power systems consistently produce emissions (in grams per kilowatt-hour of oxides of nitrogen and hydrocarbons) that are lower than those required by the EPA to the degree represented by the third bar included in the chart on page 49 of the Amendment.

Company History, page 47

31.	Please describe the business of the registrant before the reverse merger. Also, disclose how you disposed of the assets and liabilities of that business.

Response:

The Registration Statement has been revised in the Amendment to describe under the heading “Company History” on page 52 the business of the registrant before the reverse recapitalization and the manner in which the assets and liabilities of that prior business were disposed.

Our Products, page 48

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

32.	Please tell us the objective criteria you used to determine which customers to name in this section and at the bottom of page 52. Also, tell us whether any other customers satisfy those criteria.

Response:

The Registration Statement has been revised in the Amendment on page 54 under “Power Generation” and on page 55 under “Material Handling-Forklift Trucks” and “Aerial Work Platforms,” as applicable, to reflect that the Company believes that its customers identified in those sections are among the largest manufacturers in those industry categories. The Company’s identification of these customers, and the other customers identified under “Our Products and Industry Categories – Power Systems for Off-Highway Industrial Equipment,” for purposes of the Registration Statement was based on name recognition of these customers in the industrial OEM market and on management’s good faith beliefs, based on its significant knowledge of, and deep experience in, the industrial OEM market, rather than on an analysis of objective criteria. While the customers identified in these sections are all meaningful customers of the Company and the Company believes such customers are among the largest manufacturers in the specified industry categories, these customers may not in all cases be the largest manufacturers in these industry categories and are not, in all cases, the Company’s largest customers in these industry categories.

In further response to Comment No. 32, we note that the Company’s largest customers, based upon the Company’s consolidated revenues or other financial criteria, change from time to time. Nevertheless, the Registration Statement in the Amendment has been revised on page 57 to reflect the Company’s five largest customers based upon the Company’s consolidated revenues in 2010.

33.	It appears from the pictures on page 49 that you derive revenues equally from each of the categories presented. Please tell us the portion of you revenue from each such category.

Response:

The approximate percentage of the Company’s revenues in fiscal 2010 derived from sales of its products in the respective industry categories listed under “Our Products and Industry Categories – Power Systems for Off-Highway Industrial Equipment” were as follows: (1) Power Generation – [***]%; (2) Material Handling [***]%, (3) Industrial Sweepers – [***]%; (4) Aerial Work Platforms – [***]%; (5) Arbor Products – [***]%; (6) Oil & Gas – [***]%; (7) Agricultural/Turf – [***]%; (8) Aircraft Ground Support – [***]% and (9) Other Industrial, including aftermarket products – [***]%. In addition, the Registration Statement has been revised in the Amendment to clarify in the lead-in to the picture on page 54 under the heading “Our Products and Industry Categories – Power Systems for Off-Highway Industrial Equipment” that the Company receives varying, unequal amounts of revenues from the respective industry categories into which the Company sells its power systems.

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

Power Generation, page 49

34.	We note that you identify Caterpillar as both a customer and a supplier. With a view toward clarified disclosure, please tell us whether you resell to Caterpillar the products you purchase from it and the portion of your business derived from sales to Caterpillar.

Response:

The Company does not sell, within any industrial OEM market category into which the Company sells its power systems, engines (or power systems into which these engines are integrated) which were initially purchased from Perkins or Caterpillar back to Perkins or Caterpillar. With regard to alternative fueled power systems (power systems that do not incorporate a Perkins/Caterpillar diesel engine), there have been periods where Caterpillar represented a significant customer of the Company. In particular, the Company sold to Caterpillar its power systems, which incorporated alternative fuel engines from another of the Company’s engine suppliers, for use in Caterpillar’s power generation products. However, as a result of various market factors and business decisions relating to Caterpillar’s power generation business, Caterpillar’s demand for power systems in this industry category declined. While Perkins/Caterpillar currently represent one of the Company’s most significant suppliers, and the Company’s business with Perkins and Caterpillar represents a material portion of the Company’s business (i.e., revenues from sales of Perkins/Caterpillar engines, in the aggregate, represented approximately 19% of the Company’s revenues in 2010), the Company’s sales to Caterpillar in 2010 represented significantly less than 1% of the Company’s total sales in such period. Accordingly, the Registration Statement has been revised in the Amendment to remove the reference to Caterpillar as a significant customer of the Company’s power generation products on page 54.

Oil and Gas, page 49

35.	Please clarify how your products address the issues related to the Gulf of Mexico oil leak that you mention.

Response:

The Registration Statement has been revised in the Amendment to delete the sentence which references the oil leak in the Gulf of Mexico under the heading “Oil and Gas” on page 54.

Customers, page 52

36.	Please disclose your material arrangements with your principal customers including the contractual pricing arrangements with customers that are mentioned in the first risk factor on page 8 and the “sourcing relationships” in Asia mentioned on page 43.

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

Response:

The Registration Statement has been revised in the Amendment to add additional disclosure on page 57 regarding the nature of the Company’s arrangements with its customers, including the factors that enter into the Company’s pricing decisions, and to clarify that the Company’s relationships with its industrial OEM customers in Asia are generally consistent with the Company’s arrangements with its other OEM customers. The Registration Statement has also been revised in the Amendment to replace the term “sourcing relationships” (originally used in the Registration Statement to refer to customers sourcing products from the Company, rather than the Company sourcing components from other entities) on Page 47 of the Amendment with the term “commercial sales relationships” to clarify the nature of the Company’s current relationships with its industrial OEM customers in Asia.

Operations and Research and Development, page 53

37.	Please clarify the portion of your engineering activities that are outsourced and the material terms of your outsourcing arrangement.

Response:

The Registration Statement has been revised in the Amendment to clarify under “Operations and Research and Development – Design and Engineering/Research and Development” on page 58 the extent to which the Company’s engineering activities are outsourced and the material terms of these arrangements.

Manufacturing, page 53

38.	Please clarify what you mean by product assembly. For example, does this involve assembling engines or adding the ancillary systems described in the final paragraph on page 47.

Response:

The Company has revised the disclosure under the heading “Operations and Research and Development – Manufacturing” beginning on page 58 to replace references to “product assembly” with “manufacturing,” which the Company believes better captures the Company’s production activities, and provide additional detail regarding the Company’s product manufacturing processes.

Supplier Relationships, page 54

39.	Please disclose the material terms of your written and unwritten relationships with your suppliers, including the terms of the exclusivity mentioned on page 6 and the duration and termination provisions. File the material agreements as exhibits. Also, please tell us why you do not name your exclusive supplier.

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

Response:

The Registration Statement has been revised in the Amendment to describe on page 59 the material terms of the Company’s written and unwritten relationships with its suppliers, including disclosure regarding specific details of the Company’s relationships with General Motors, Perkins/Caterpillar and Doosan, the Company’s key engine suppliers. The Company believes that the agreements with Perkins/Caterpillar and Doosan described on page 59 and filed as exhibits to the Registration Statement are the Company’s only supplier agreements upon which its business may be substantially dependent. As described on page 60, the Company’s relationship with General Motors is not exclusive. The Company only receives a pricing package each year (or sometimes more frequently) containing applicable price quotations, as if the Company operated as an OEM that uses General Motors engines as a key component of the Company’s power systems. In general, the Company purchases engines from General Motors on terms and conditions which the Company believes to be substantially similar to the terms and conditions offered to other OEM customers of General Motors. Furthermore, as discussed in response to Comment No. 16, the Company does not believe that its business is substantially dependent on any of the Company’s other suppliers of power system components. Accordingly, the Company believes that all material agreements between the Company and its suppliers have been filed as exhibits to the Registration Statement.

In further response to the Staff’s Comment No. 39, we respectfully refer the Staff to the response to Comment No. 16. As indicated in the response to Comment No. 16, other than with respect to the Company’s key engine suppliers, the Company does not believe that its business is substantially dependent on any one of its non-engine power system component suppliers. Accordingly, the Registration Statement does not disclose the identities of, nor describe or file as an exhibit any of the Company’s agreements with, any of the Company’s non-engine power system component suppliers.

Sales and Marketing…. page 54

40.	Please disclose the states in your 12-state territory mentioned on page 55.

Response:

The Registration Statement has been revised in the Amendment to disclose the states in the Company’s 12-state Perkins distributor territory on page 59.

41.	Please describe your regional and European distributor networks, including the number of distributors and the nature of your agreements with them, including duration and material termination provisions. Also, describe the nature of your agreements with local sales and support organizations.

Response:

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

The Registration Statement has been revised in the Amendment to add disclosure on page 60 to describe and clarify the nature of the Company’s relationships with its distributor networks, sales and support organizations and value-added resellers, including disclosure of the number of such entities and regarding material terms of the Company’s arrangements with them.

Intellectual Property, page 55

42.	We note your references in this section to licenses. Please disclose the terms of the licenses, including duration, termination provisions and material obligations of the parties. File material licenses as exhibits to your registration statement.

Response:

The Company believes that each of the licenses held by it represents an agreement made in the Company’s ordinary course of business, and that the Company is not substantially dependent on any individual license held by the Company. In particular, the Company currently holds two licenses related to its MasterTrak telematics tool. We also note that some of the intellectual property relating to the Company’s telematics tool is not reflected in a license agreement, consistent with the changes made under “Intellectual Property” on page 61 of the Registration Statement in the Amendment. Although the Company believes that its telematics tool represents a meaningful growth opportunity for the Company, as indicated on page 57 of the Amendment, the Company’s MasterTrak telematics tool does not represent a material portion of the Company’s revenues. Even if these licenses were determined to be material to the MasterTrak tool, their effect on the overall business of the Company is negligible. Accordingly, the Company has not disclosed, and believes that it should not be required to disclose, the terms of these licenses on page 61 of the Amendment and has not filed any licenses as exhibits to the Registration Statement. Further, the Company has revised the disclosure on page 61 of the Amendment under the heading “Intellectual Property” to reflect the foregoing.

Our Products, page 56

43.	Please provide a more complete description of the certification process, including the duration of the testing, the length of time between submitting the test results and the receipt of certification, whether you can sell products before production line testing and field compliance testing, the duration of the certification, the date your material certifications expire, and how the certification can be terminated. Also, please clarify the significance of being the “Manufacturer of Record” that you mention on page 55.

Response:

The Registration Statement has been revised in the Amendment to provide a detailed description of the certification process under “Government Regulation – Our Products – Our Power

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

Systems” on page 62, and to clarify the significance of being the “manufacturer of record” under “Intellectual Property” on page 61.

Selling Stockholders, page 73

44.	Please reconcile the second and last sentences of the first paragraph on page 74.

Response:

The Registration Statement has been revised in the Amendment to delete what was previously the last sentence of the first paragraph on page 74.

45.	Please tell us the reasons for the differences between the beneficial ownership reported in this table and the information regarding your greater than five percent beneficial owners in the table on page 70. In your response, cite all authority that permits such different disclosure in the tables.

Response:

As described in the response to Comment No. 1 above, the Registration Statement has been revised in the Amendment to register only an aggregate of 6,026,211 shares of the Company’s common stock, representing the number of shares of the Company’s common stock into which the shares of preferred stock issued in the private placement are convertible, prior to giving effect to the proposed 1-for-32 reverse stock split of the Company’s common stock. Accordingly, the number of shares being offered pursuant to the prospectus, as set forth in the revised table of selling securityholders on page 82, is now consistent with the number of shares listed in the column of the beneficial ownership table on page 77 titled “Amount and Nature of Beneficial Ownership–Common Stock.” After the consummation of the reverse split, including the automatic conversion of the preferred stock and in light of the fact that the warrants will then be exercisable at the option of the holder, the Company will register additional shares either by pre-effective amendment to the Registration Statement or a new registration statement. At that time, we also expect that the shares being offered, as set forth in the table of selling securityholders, will correspond to the number of shares listed in the beneficial ownership table.

46.	With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please state clearly the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder. For example, in footnote 32, it is unclear whether the natural person you identify is the person who exercises voting and dispositive power with respect to the offered shares. Also, it is unclear who is the natural person who exercises voting and dispositive power with respect to the shares offered by the Cooper Family Trust.

Response:

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

Based on information provided to the Company by the selling securityholders, applicable footnotes to the selling securityholder table beginning on page 83 of the Amendment have been revised to clarify the natural person who exercises voting and dispositive power with respect to the shares offered by each selling securityholder.

Material Relationship, page 80

47.	Please disclose the nature and duration of the consulting services provided by Robert Castillo for which you paid $6,667.

Response:

The Registration Statement has been revised in the Amendment to clarify the disclosure on page 86 under the heading “Material Relationship with Selling Securityholders” regarding the consulting services provided by Robert Castillo and his firm, Invision Capital, including to provide additional information regarding the nature and duration of the consulting services.

Certain Relationships, page 81

48.	Please describe in this section the voting agreement mentioned on page 87. Also, show the effect of the agreement in your beneficial ownership table on page 70.

Response:

The Registration Statement has been revised in the Amendment to add the requested disclosure to page 90 under the heading “Certain Relationships and Related Party Transactions – Private Placement.” In addition, the Registration Statement has been revised in the Amendment to add disclosure on page 77 in the introduction to the beneficial ownership table that notes the existence of the voting agreements and the obligation of the Company’s shareholders who are parties thereto to vote in favor of the Migratory Merger, the proposed 1-for-32 reverse stock split of the Company’s common stock and any other matters as may be necessary or advisable to consummate the Migratory Merger or the reverse split.

We respectfully advise the Staff that the Company does not believe that the existence of the voting agreements should result in any changes to the Company’s beneficial ownership table. In particular, the investors in the private placement should not be deemed to be the beneficial owners of shares beneficially owned by the officers and/or directors party to a voting agreement as a result of the voting agreements. First, each voting agreement is between the individual officer and/or director (as applicable) party thereto, on the one hand, and the Company (as opposed to the investors), on the other hand, and none of the investors are party to the voting agreements. In addition, the voting agreements are limited to the specific purpose of assuring votes in favor of the Migratory Merger and the reverse split, which are extraordinary corporate matters, and do not confer any general power to direct the vote of the securities held by the parties thereto on ordinary corporate matters. Although a proxy is granted to Messrs. David M. Greenhouse and Austin W. Marxe pursuant to each of the voting agreements, the voting power

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

granted by the proxy is limited to votes involving only the Migratory Merger, the reverse split and any other matters as may be necessary or advisable to consummate the Migratory Merger and the reverse split. Further, Messrs. Greenhouse and Marxe are only permitted to exercise their rights under this proxy if an individual subject to a voting agreement fails to honor the terms of the voting agreement. This limited voting power should not be considered sufficient to confer beneficial ownership over the securities in question.

Further, the directors and/or officers party to the voting agreements should not be deemed to have acquired beneficial ownership of each of the shares beneficially owned by the other parties to the voting agreements solely as a result of the voting agreements. As noted above, the voting agreements are between the shareholders, on the one hand, and the Company, on the other hand, as opposed to among the shareholders, and the voting agreements only control the vote of the shareholders party thereto with regards to limited extraordinary corporate matters. Finally, for the reasons discussed above, the voting agreements should not cause any investor or shareholder to be considered a member of a group with any other investor or shareholder.

49.	Please provide the information required by Regulation S-K Item 404(c)(1)(ii) with regard to your acquisition of The W Group.

Response:

The Registration Statement has been revised in the Amendment on page 87 under “Certain Relationships and Related Party Transactions – Reverse Recapitalization Transaction” to provide the information required by Regulation S-K Item 404(c)(1)(ii) with regard to the Company’s acquisition of The W Group.

50.	Please describe the rights that you gave related persons via the purchase agreement filed as exhibit 10.4. We note for example section 7.13 and 7.14 of that exhibit.

Response:

The Registration Statement has been revised in the Amendment to add disclosure on page 90 under the heading “Certain Relationships and Related Party Transactions – Private Placement” describing generally rights given to the investors in the private placement pursuant to the private placement purchase agreement.

Description of Capital Stock, page 85

51.	Please state clearly the number of votes per share of each class of stock. If the number of votes is based on a formula, please indicate the number of votes per share that the formula generates.

Response:

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

Disclosures under “Description of Capital Stock – Description of Our Common Stock” and “Description of Capital Stock – Description of the Preferred Stock – Series A Convertible Preferred Stock” on page 93 of the Amendment have been revised to clarify the number of votes to which each share of the Company’s common stock and Series A Convertible Preferred Stock is entitled, respectively.

52.	Please describe the “reset” provisions of your preferred stock and warrants. We note for example your disclosure on pages P-9 and P-12.

Response:

Disclosures under “Description of Capital Stock – Description of the Preferred Stock – Series A Convertible Preferred Stock” on page 93 of the Amendment and “Description of Capital Stock – Description of the Warrants” on page 94 of the Amendment have been revised to describe the “reset” provisions: the anti-dilution provisions contained in the private placement purchase agreement that would require the Company to issue additional shares of the Company’s common stock or warrants in the event that the Company issues equity securities in one or a series of related offerings at or below an effective price per share of $0.375, adjusted for any stock split, reverse stock split, stock dividend or other reclassification or combination of the Company’s common stock, including the proposed reverse stock split of the Company’s common stock. As discussed in the response to Comment No. 2, despite the use of the terms “Reset Shares” and “Reset Warrants” to describe the securities that may be issued pursuant to the provision of the private placement purchase agreement that provides for the issuance of such securities upon the issuance by the Company of additional equity securities below an effective price per share of $0.375 ($12.00 giving effect to the proposed reverse stock split of the Company’s common stock), such provision is not a toxic “reset” adjustment mechanism tied to the market price of the Company’s common stock, but is instead merely an additional form of customary price-based anti-dilution.

Series A Convertible Preferred Stock page 85

53.	Please revise the second paragraph to provide a clear, concise explanation of the terms of the preferred stock. Avoid long, complex sentences. Also explain the purposes of the formulas.

Response:

Disclosures previously included on page 93 in the second paragraph under the heading “Description of Capital Stock – Description of the Preferred Stock – Series A Convertible Preferred Stock” have been revised to more clearly and concisely explain the terms of the preferred stock and to explain that the purpose for the limitation on conversion of the preferred stock is to ensure that the Company is not obligated to issue any shares of its common stock in excess of the number of shares of common stock which the Company is authorized to issue.

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

Description of the Warrants, page 86

54.	Please describe the cashless exercise features of your warrants.

Response:

Disclosures under “Description of Capital Stock – Description of the Warrants” on page 94 and “Description of Capital Stock – Description of the Roth Warrant” on page 95 have been revised to describe the cashless exercise features of the warrants issued to the investors in the private placement and the warrant issued to Roth Capital Partners, LLC, as compensation for its role as placement agent in the private placement.

Reverse Split and Migratory Merger, page 87

55.	Please explain the material differences between the rights of security holders under the laws and documents governing the Nevada corporation before the “migratory merger” and the Delaware corporation after that merger.

Response:

The Registration Statement has been revised in the Amendment to add additional disclosure under “Reverse Split and Migratory Merger – Comparison of Shareholder Rights Before and After the Migratory Merger” beginning on page 96 regarding the material differences between the rights of securityholders under Nevada law and the Company’s existing articles of incorporation and bylaws, on the one hand, and the rights of securityholders under Delaware law and the certificate of incorporation and bylaws of the Delaware corporation that will be the surviving entity in the Migratory Merger, on the other hand. These disclosures are similar to the disclosures provided by the Company in its preliminary proxy statement filed with the Commission on June 28, 2011, but have been revised to address the Commission’s comments regarding the Company’s preliminary proxy statement, as set forth in the letter of comment from the Commission to the Company dated July 14, 2011.

Registration Rights, page 88

56.	Please disclose when you shares can be resold pursuant to Rule 144. Include the effect of Rule 144(i). Also, in an appropriate section of your prospectus, explain the effect of exhibit 10.8.

Response:

The Registration Statement has been revised in the Amendment to add information on page 112 under a new heading “Shares Eligible For Future Sale” regarding when the Company’s shares can be resold pursuant to Rule 144, including the effect of Rule 144(i) and Exhibit 10.8.

Plan of Distribution, page 91

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

57.	Please provide the legal basis on which you rely to include in your definition of selling security holders, donees, pledges, transferees or other successors in interest for the purposes of this offering, as you do here and on the cover page. Cite all authority on which you rely. Refer to Securities Act Rules Compliance and Disclosure Interpretation 220.04 in your response.

Response:

Consistent with Securities Act Rules Compliance and Disclosure Interpretation 220.04, the Registration Statement has been revised in the Amendment on page 114 under “Plan of Distribution” to reflect that donees, transferees and other successors in interest may become the selling beneficial owners for purposes of the prospectus included in the Registration Statement, provided that an amendment or supplement to the prospectus is filed under Rule 424(b)(3) or other applicable provisions of the Securities Act amending the list of selling securityholders to include the donees, transferees or other successors in interest as selling securityholders under the prospectus. Furthermore, the Registration Statement has been revised in the Amendment to eliminate references in the third paragraph on the cover page of the Registration Statement and in the first paragraph on page 114 under “Plan of Distribution” to the donees, pledgees, transferees or other successors in interest being “selling securityholders” for purposes of the prospectus.

Index to Financial Statements, page F-1

58.	Please revise to include updated financial statements and related disclosures in your filing, as necessary, as required by Rule 8-08 of Regulation S-X. Similarly, please update your pro forma financial statements starting on page P-1 and any related information, as applicable, included within the filing to comply with Rule 8-05 of Regulation S-X.

Response:

The Registration Statement will be revised, as necessary, to include updated financial statements and related disclosures as required by Rule 8-08 of Regulation S-X. The pro forma financial statements and related disclosures included in the Registration Statement will also be revised, as necessary, to comply with Rule 8-05 of Regulation S-X.

Interim Financial Statements, page F-2

General

59.	As applicable, please revise your unaudited condensed financial statements to also address the comments issued below in connection with your annual audited financial statements.

Response:

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

The Company’s unaudited condensed financial statements included in the Registration Statement have been revised in the Amendment, as applicable, in a manner consistent with the Company’s revisions to the Company’s annual audited financial statements included in the Registration Statement pursuant to the Staff’s comments set forth in the Letter.

Annual Financial Statements, page F-11

Note 2. Summary of significant accounting policies, page F-16

-Subsequent Events, page F-16

60.	We note your disclosures here related to the transaction that occurred between Power Solutions International, Inc. (formerly known as Format, Inc.) and The W Group on April 29, 2011. We further note that you expect to account for this transaction as a reverse merger recapitalization since, at the time of the acquisition, PSI Inc., was a company with minimal assets and liabilities. We finally note from Format, Inc.’s 2010 Form 10-K that Format had approximately $53,000 of total assets outstanding and approximately $77,000 of revenue as of and for the year ended December 30, 2010. Please revise your filing to explain in more detail why you are accounting for this transaction as a reverse merger recapitalization. Within your response, please explain to us why you believe that Format, Inc. was a non-operating public shell corporation at the time of the transaction. Cite the accounting literature relied upon and how you applied it to your situation. Refer to the guidance in 805 of the FASB Accounting Standards Codification.

Response:

The Registration Statement has been revised throughout the Amendment to refer to the transaction between Format, Inc. (n/k/a Power Solutions International, Inc.) and The W Group, Inc. as a “reverse recapitalization” to avoid confusion with the terms reverse acquisition as described in ASC 805-40-20 and “reverse merger.” The description of the accounting for the transaction has been revised and is described as a reverse recapitalization on the basis of the substance and intent of the transaction as documented in paragraph 12100 of Topic 12 of the SEC Financial Reporting Manual, and the Registration Statement includes a more detailed explanation for such accounting treatment.

The Company applied the definition of a reverse acquisition from ASC 805-40-20, and the examples provided by the FASB in ASC 805-40-55, Reverse Acquisitions, to determine that the entity that issues securities in the transaction (Power Solutions International, Inc. f/k/a Format, Inc.) is not the acquiror, but the acquiree for accounting purposes. Accordingly, the Company determined that The W Group is the accounting acquiror because the transaction has the following characteristics as outlined in the implementation guidance from ASC 805-10-15 paragraph 12:

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

•

The owners of The W Group (on a combined basis) retained or received the largest portion of the voting rights in the combined entity, as the owners were issued a combined total of 10,000,000 shares of the Company’s common stock and 95,961 shares of the Company’s preferred stock as compared to 770,083 shares of the Company common stock held by the remaining original shareholders of the Company.

•	The Board of Directors of the combined entity consists of the board members of The W Group, Inc. prior to the reverse recapitalization.

•

The management of The W Group, Inc. prior to the reverse recapitalization dominates PSI management (i.e., the CEO, COO/CFO and the Senior Vice President of PSI are the same individuals who then held those titles with The W Group, Inc.).

•

With assets, revenues and earnings of $55.4 million, $100.5 million and $1.6 million, respectively as of and for the year ended December 31, 2010, the relative size of The W Group is significantly larger than that of Format, Inc., with assets, revenues, and net loss of approximately $54,000 (fifty-four thousand dollars), $78,000 (seventy-eight thousand dollars) and $26,000 (twenty-six thousand dollars), respectively.

Because Format’s nominal assets consist primarily of cash and due to Format’s nominal operations, the Company believes that Format, Inc. may be deemed to have been a shell company, as defined in Rule 12b-2 of the Exchange Act, and as described in section 12220.1a of Topic 12 of the SEC Financial Reporting Manual. Format, Inc. was incorporated in March 2001; yet, per its Form 10-Q for the quarter ended March 31, 2011, and its annual report on Form 10-K for the year ended December 31, 2010, and immediately prior to the consummation of the reverse recapitalization, Format provided services to one customer, and on a U.S. GAAP basis, had declining revenues of approximately $78,000 (seventy-eight thousand dollars) in 2010 compared to approximately $98,000 (ninety-eight thousand dollars) in 2009, when 59% of its revenues were obtained from the same customer.

Due to the foregoing, the Registration Statement has been revised in the Amendment throughout, including the Company’s financial statements, to refer to the transaction as a “reverse recapitalization” in accordance with Topic 12 of the SEC Financial Reporting Manual, as no goodwill or other intangible assets have been recognized or recorded. The Company’s accounting for the transaction also reflects the U.S. GAAP exceptions and conclusions stated in ASC 805-10, Business Combinations-Overall and exemplified in ASC 805-40, Business Combinations-Reverse Acquisitions, when a private operating company is acquired by a public shell company through the exchange of shares, but the surviving business is that of the private company, and is controlled by its former owners. Also, refer to the Company’s response to Comment No. 66 for final pro forma adjustments to further comply with guidance in ASC 805-40-45-2 regarding financial statement presentation.

Note that the subsequent events footnote, previously included in “Note 2 - Summary of significant accounting policies” of the December 31, 2010 financial statements has been moved to “Note 9 - Subsequent events” of the December 31, 2010 financial statements.

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

61.	We note that the conversion rate of the preferred stock is subject to adjustment. We further note from page P-9 that the private placement warrants contain certain reset provisions. Please revise your filing to explain the key terms, including the pertinent rights and privileges, of the preferred stock, the private placement warrants, and the Roth warrants. Refer to the guidance in 505-10-50-3 of FASB Accounting Standards Codification.

Response:

The Registration Statement has been revised in the Amendment to disclose the key terms of the Company’s preferred stock, private placement warrants and the Roth warrant under “Note 3 - Subsequent events” beginning on page F-9 of the Company’s unaudited consolidated financial statements for the three months ended March 31, 2011 and “Note 9 - Subsequent events” beginning on page F-35 of the Company’s audited financial statements as of and for the years ended December 31, 2010 and 2009, consistent with guidance in 505-10-50-3 of FASB Accounting Standards Codification.

-Revenue Recognition, F-18

62.	We note that you may enter into bill and hold arrangements with your customers. Please revise your filing to explain in more detail the nature of your bill and hold arrangements with your customers and to explain how you meet the criteria outlined in SAB Topic 13A3(a) in order to recognize revenue when delivery has not occurred. Within your discussion, please quantify the amount of revenue and related costs of sales whereby your customers have not taken delivery of their products but you have recognized revenue under these bill and hold arrangements as of December 31, 2010 and March 31, 2011.

Response:

The Registration Statement has been revised in the Amendment to explain bill and hold arrangements in more detail as disclosed on pages F-8 and F-23 under “Note 2 – Summary of significant accounting policies – Revenue recognition” of the Company’s financial statements for the three months ended March 31, 2011 and year ended December 31, 2010, respectively.

Further, the Registration Statement has been revised on pages F-8 and F-24 of the Amendment to quantify the amount of net sales for which delivery had not occurred. As now disclosed, as of December 31, 2010, the amount of undelivered product arising from bill and hold shipments was $1.7 million all of which arose in 2010 and accounted for only approximately 1.7% of the Company’s net sales in that year. At March 31, 2011, the amount of undelivered product relating to bill and hold shipments was $1.2 million, all of which represented product billed in 2010 and scheduled for delivery to the customer in 2011. As of July 15, 2011, the Company had delivered all remaining finished goods and had no undelivered bill and hold finished goods.

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

As indicated above, the Company has, in response to the Staff’s comment, quantified the revenues associated with the Company’s bill and hold arrangements, even though its sales under such arrangements are immaterial under any quantitative test of materiality. However, the Company believes that disclosure of its costs of sales under such arrangements is unwarranted, as the disclosure of this information would not provide any material benefit to investors. The bill and hold transactions disclosed represent transactions with only one of the Company’s customers. The Company already discloses information regarding its overall costs of sales in the Registration Statement (in particular the MD&A section and the financial statements included therein), which is sufficient for investors to evaluate the aggregate costs incurred by the Company in connection with the sales of the Company’s power systems to its customers. Disclosure similar to that in the Registration Statement will also be made in the Company’s periodic reports to be filed with, and to be made publicly available from, the Commission. This information, which takes into account the costs of sales to all the Company’s customers, rather than the costs of sales to only this one particular customer (which may not be representative of the costs of sales to a typical customer), is far more relevant to investors.

We note also that disclosing the costs of sales for products sold under bill and hold arrangements, together with the related amount of net sales, would provide the sole customer to which such arrangements apply with enough information to calculate the precise margins realized by the Company on its sales to such customer. With this knowledge, this customer could pressure the Company to reduce its prices if it feels that the Company could make such reductions while still remaining profitable, and the Company’s negotiating position with this customer would be weakened considerably. Furthermore, if the Company’s competitors were aware of this information, they too could calculate the margins realized by the Company, and could use this information to their advantage by adjusting their prices in an attempt to capture business from this customer. As a result, the disclosure of the costs of sales for products sold under bill and hold arrangements could cause substantial harm to the competitive position of the Company, without providing any material benefit to investors.

63.	We note from page 54 and throughout the filing that you sell your products to distributors. Please tell us and revise your note to explain the nature and significant terms of these arrangements with distributors, including any post shipment obligations and acceptance provisions that may exist and how you account for such obligations. Within your discussion, please explain if you grant price concessions to your distributions and if so, tell us how you account for price concessions. Refer to SAB Topic 13 and section 605-15-25 of the FASB Accounting Standards Codification as appropriate.

Response:

The Company sells primarily to Original Equipment Manufacturers (OEMs) as described on page 57 under “Customers” and to Value-Added Resellers (which term, rather than “distributors,” the Company believes more appropriately captures the nature of the Company’s relationships with these European entities) as described on page 60 under “Sales and Marketing; Value-Added Resellers; Distribution.” The Company recognizes revenue based upon the criteria described in SEC SAB Topic 13 which requires; (1)

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

persuasive evidence that an arrangement exists; (2) that delivery of the product has occurred; (3) that the selling price is fixed or determinable and (4) that collectability is reasonably assured. The Company has no post-shipment obligations, special acceptance provisions or price concessions for its customers (including its Value-Added Resellers) that would require the Company to account for these sales under SAB Topic 13 and ASC 605-15-25.

-Accounts Receivable and Allowance for Doubtful Accounts, page F-18

64.	We note that you require payment for your accounts receivable between 30 to 150 days. Please revise your filing to explain how your extended payment terms impact your revenue recognition.

Response:

The Registration Statement has been revised in the Amendment to explain how the Company’s extended payment terms impact its revenue recognition under “Accounts receivable and allowance for doubtful accounts” on page F-24 of the Company’s financial statements for the year ended December 31, 2010.

-Warranty Costs, page F-21

65.	Please revise your filing to include the disclosures outlined in 460-10-50-8(c) of the FASB Accounting Standards Codification related to your product warranties, to the extent material.

Response:

The Registration Statement does not include a rollforward of the warranty liability under ASC 460-10-50-8(c) because the amounts are not material. Warranty expense was $322,000 (0.3% of net sales) and $254,000 (0.3% of net sales) for the years ended December 31, 2010 and 2009, respectively. The warranty liability was 0.6% and 0.4% of current liabilities as of December 31, 2010 and 2009, respectively.

Index to Unaudited Pro Forma Combined Financial Statements, page P-1

Unaudited Pro Forma Combined Financial Statements, page P-2

66.

We note that on page P-3 that you prepared the pro forma financial statements using the reverse acquisition application of the acquisition method of accounting. Notwithstanding the comment issued above, please note that the merger of a private operating company into a non-operating public shell corporation with nominal net assets is generally considered to be a recapitalization. The accounting for a recapitalization is identical to that resulting from a reverse acquisition, except that no goodwill or other intangible assets should be recorded. Please revise your disclosure here and throughout the filing to consistently describe this transaction as

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

a recapitalization, or tell us why you believe it is appropriate to characterize it as a reverse merger.

Response:

The Registration Statement has been revised in the Amendment to describe the accounting for this transaction as a reverse recapitalization in accordance with Topic 12 of the SEC Financial Reporting Manual as more fully described in the response to Comment No. 60. In addition, the Registration Statement has been revised in the Amendment to include final pro forma adjustments (revised adjustments k through m, plus new adjustment aa) to eliminate the retained earnings of Format, Inc. as of March 31, 2011 on page P-4, and the operating results of Format, Inc. on pages P-5 and P-7, for the three months ended March 31, 2011, and the year ended December 31, 2010, respectively, in order to reflect this transaction as a reverse recapitalization. Accordingly, the pro forma retained earnings reflects that of The W Group, the accounting acquiror for this transaction, less applicable pro forma expenses in accordance with ASC 805-40-45-2. The elimination of Format’s retained earnings and operating results was offset against the Company’s preferred stock equity (which has no associated paid-in capital account), so that the remaining equity structure reflects the issued capital of Power Solutions International, Inc. in accordance with ASC 805-40-45-2.

Unaudited Pro forma Combined Financial statements, page P-2

67.	You may not disclaim responsibility for your disclosure. Please revise the qualification in the first sentence of the last paragraph on this page accordingly.

Response:

The Registration Statement has been revised in the Amendment to delete the first sentence of the last paragraph under the heading “Unaudited Pro Forma Combined Financial Statements” on page P-3.

Unaudited Pro Forma Combined Balance Sheet, page P-4

68.	We note that within your shareholders’ equity section that it appears that you present pro forma common and pro forma preferred share information (i.e. shares authorized, shares issued, and shares outstanding). Please revise your filing to clearly label the appropriate common and preferred share information as pro forma.

Response:

The Registration Statement has been revised throughout the Amendment to label the appropriate common and preferred share information as pro forma.

Unaudited Pro Forma Combined Statement of Operations, page P-5

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

69.	Further to the above, we note here and on page P-6 that you present pro forma common shares, as if converted. Please revise your filing here and on page P-6 to clearly label these share amounts as pro forma.

Response:

The Registration Statement has been revised in the Amendment to label applicable common share amounts, presented on an as-converted basis, as “pro forma” share amounts in the unaudited pro forma combined statement of operations.

Note 2. Pro Forma Adjustments, page P-8

70.	Reference is made to adjustment (d). Please revise your filing to explain how you accounted for the preferred stock including why the embedded conversion option qualified for equity classification under 815-40-25 of FASB Accounting Standards Codification.

Response:

The Registration Statement has been revised in the Amendment beginning on page P-11 to explain the accounting for the preferred stock and the embedded conversion option, including the classification of these components within equity on the Company’s balance sheet under adjustment (d) to the unaudited pro forma combined financial statements included in the Registration Statement.

71.	Reference is made to adjustment (e). We note that you fair valued the private placement warrants at $2,887,000 utilizing the Black-Scholes option model. Please revise your filing to include the significant assumptions such as anticipated volatility, risk free rate, the common stock, etc. utilized in the Black-Scholes option pricing model and how the underlying assumptions were determined.

Response:

The Registration Statement has been revised in the Amendment to describe the significant assumptions utilized in the Black-Scholes option pricing model for valuation of the private placement warrants and the Roth warrant under adjustments (e) and (f) to the unaudited pro forma combined financial statements included in the Registration Statement.

72.	Reference is made to adjustment (f). Please address the following comments related to the Roth warrants:

•

Please revise your filing to explain how you determined the fair value of the Roth warrants. For instance, please disclose the methodology utilized in the determination of the fair value of the warrants, the significant assumptions and how the underlying assumptions were determined.

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

•

Please also revise your filing to disclose if the Roth warrants contained certain reset terms, similar to the private placement warrants. If the Roth warrants contained these similar reset terms, please explain to us why you did not record the warrants at fair value as a derivative liability.

Response:

The Registration Statement has been revised in the Amendment to explain the determination of the fair value of the Roth warrant, including a statement that the Roth warrant is not subject to price-based anti-dilution provisions, under adjustment (f) to the unaudited pro forma combined financial statements.

73.	We note that you provide a brief explanation for each adjustment made related to this transaction. Please address the following to more clearly explain the assumptions involved and the limitations of the pro forma information:

•

Reference is made to adjustments (l) and (t). Please revise to explain in more detail how you determined the amount of the reduction in interest expense to record. Please provide the weighted average interest rates utilized and how they were determined.

•

Reference is made to adjustments (m) and (u). Please revise to explain how you determined the loan fee amortization to eliminate and to record associated with the old credit agreement and the new Harris credit agreement.

Response:

The Registration Statement has been revised in the Amendment on pages P-13 and P-15 to further explain the pro forma interest reduction adjustments in adjustments (n) and (v), which were formerly adjustments (l) and (t), respectively.

In addition, the Registration Statement has been revised in the Amendment on pages P-13 and P-15 to provide further explanation regarding the pro forma adjustments for the related loan fees in adjustments (o) and (w), which were formerly adjustments (m) and (u), respectively.

74.	Reference is made to adjustments (o) and (v). Please revise to disclose how you determined the tax impact related to the pro forma adjustments including the estimated tax rate and how you determined the estimated tax rate.

Response:

The Registration Statement has been revised in the Amendment on pages P-13 and P-15 to expand upon the determination of the pro forma estimated tax adjustments, which utilizes information provided in Note 7 of both the Unaudited Consolidated Financial Statements as of

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

March 31, 2011 and Consolidated Financial Statements as of December 31, 2010 on pages F-15 and F-32, respectively.

75.	Reference is made to adjustments (s), (z), and pages P-12 through P-14. Please explain to us in more detail why the post-reverse stock split is factually supportable, directly attributable to the transaction and expected to have a continuing impact. Within your discussion, please explain why you believe that the occurrence of the reverse stock split is probable after the date of the most recent balance sheet filed for which pro forma information would be material to investors. Please also explain in more detail why you believe the contingency related to your shareholder approval for the reverse stock split has been met. Finally, please explain to us why you did not give effect to the preferred and common share information presented on page P-4 for the post-reverse stock split.

Response:

The Registration Statement has been revised in the Amendment to reflect a change in the above footnote references. Adjustments (t) and (ab) as presented in “2 Pro Forma Adjustments” on pages P-14 and P-15 were formerly identified as adjustments (s) and (z), respectively.

The post-reverse stock split is factually supportable, directly attributable to the transaction and expected to have a continuing impact. As discussed on page 95 under “Reverse Split and Migratory Merger”, the board of directors of the Company, in connection with, and prior to the consummation of, the reverse recapitalization and private placement, approved a 1-for-32 reverse stock split of issued and outstanding shares of Company Common Stock, immediately following the effectiveness of which every 32 issued and outstanding shares of Company Common Stock will automatically convert into one share of Company Common Stock.

Further, in connection with the reverse recapitalization and private placement, the board of directors of the Company approved the Migratory Merger of the Company with and into a Delaware corporation that will be newly-created as a wholly owned subsidiary of the Company, which merger will be effected for the purpose of changing the Company’s jurisdiction of incorporation from Nevada to Delaware. The reverse split will be effected through the consummation of the Migratory Merger, whereby each 32 shares of the Company common stock will be exchanged for one share of common stock of the surviving entity in the Migratory Merger. In such case, the consummation of the Migratory Merger will constitute the reverse split for all purposes. The consummation by the Company of the Migratory Merger (and accordingly, the reverse split) is subject to the approval of the Company’s shareholders.

In connection with the private placement, and following the consummation of the reverse recapitalization, each Company’s shareholder who is also an officer and/or director of the Company, entered into a voting agreement, pursuant to which such person agreed to vote his shares of Company Common Stock and Company Preferred Stock, as applicable, in favor of the reverse split, the Migratory Merger and any other matters as may be necessary or advisable to

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

consummate both. The persons who entered into the voting agreement hold, in the aggregate, a substantial majority of the voting securities of the Company. The securities held by persons who entered into the voting agreements represent, as of July 25, 2011, approximately 86.11% of the total voting power of the outstanding capital stock of the Company. Accordingly, approval of the reverse split and Migratory Merger is assured. Disclosure regarding the foregoing has been added to “Note 1 – Description of Transaction and Basis of Presentation” of the Notes to Unaudited Pro Forma Combined Financial Statements beginning on page P-9 of the Registration Statement.

The Company did not give effect to the preferred and common share information presented on page P-4 for the post-reverse stock split because its effectiveness will occur subsequent to March 31, 2011. Thus, the legal capital structure of the entities is presented as of March 31, 2011. The Registration Statement has been revised in the Amendment to discuss approval of the reverse stock split as part of “Note 3 Subsequent events” on page F-9 of the Company’s unaudited consolidated financial statements for the three months ended March 31, 2011 and “Note 9 Subsequent events” on page F-35 of the Company’s audited financial statements for the year ended December 31, 2010.

Note 3. Pro Forma Net Income (Loss) Per Share, page P-12

76.	Please revise your filing to clearly explain how you calculated the $10.53, $23.27 and $.01 basic and diluted earnings per share information presented on page P-13 related to the allocation of undistributed earnings without the reverse stock split.

Response:

The Registration Statement has been revised in the Amendment to further explain the Company’s earnings per share calculations under the two-class method under “Note 3. Pro Forma Net Income (Loss) Per Share” on page P-16 of the unaudited pro forma combined financial statements included in the Amendment.

Note 3. Pro Forma Net Income (Loss) Per Share, page P-12

77.	We note your disclosures on page P-13 that you refer to a recent valuation performed by independent consultants in determining the fair value of your common stock. Please tell us how you considered the guidance in Securities Act Sections Compliance and Disclosure Interpretation 141.02 related to the disclosure of your unrelated valuation specialist in the determination the fair value of your common stock. The guidance is available at the Commission’s website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Response:

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

The Registration Statement has been revised in the Amendment to eliminate the reference to the independent valuation consultants.

Exhibits and Financial Statement Schedules, page II-3

78.	Please file your complete articles of incorporation as amended, including the amendment that reflects your change of name.

Response:

The Company’s complete articles of incorporation, as amended, including the amendment that reflects the Company’s change of name, has been filed as Exhibit 3.3 to the Amendment.

79.	We note your reference to April 29, 2011 amended and restated bylaws. With regard to each such bylaw amendment, please tell us where you provided a description of the provision adopted and, if applicable, the previous provision as required by Form 8-K Item 5.03. We note that your Form 8-K filed May 5, 2011 merely states that the amendments “generally modernize the bylaws…”

Response:

The Company’s amended and restated bylaws reflect changes to the Company’s previous bylaws that the Company did not believe to be material to its shareholders or potential investors. The changes to the Company’s bylaws were made, generally, to both modernize the Company’s bylaws and to streamline them for consistency with the Company’s articles of incorporation. We note that prior drafts of the amended and restated bylaws proposed to be adopted in connection with the reverse recapitalization contained more significant revisions, including the addition of an advance notice requirement. Accordingly, prior drafts of the Company’s Form 8-K to be filed in connection with the reverse recapitalization and private placement included descriptions of these material changes to the Company’s prior bylaws. However, the proposed advance notice provision and other potentially material changes to the bylaws were subsequently removed in negotiations with the investors in the private placement; accordingly, these provisions were not described in the Company’s Form 8-K filed on May 5, 2011. Although the provisions of the Company’s amended and restated bylaws do not reflect what we believe to be any material changes from the Company’s previous bylaws, particularly given the limited amount of time such bylaws are expected to be in effect, the Registration Statement has nevertheless been revised in the Amendment to add disclosure on page 108 under the heading “Amended and Restated Bylaws” that summarizes the more significant changes effected by the adoption of the Company’s amended and restated bylaws.

80.	Please file the final, signed, complete agreements included as exhibits 10.4 and 10.5. We note for example the blank in section 7.12 and the missing signatures to the current exhibit 10.4. We also note the omission of signatures and schedule 1.2 to exhibit 10.5.

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

Response:

The Company intends to promptly file the final, signed, complete Purchase Agreement, dated April 29, 2011, among Format, Inc. and the investors in the private placement, as an exhibit to an amendment to the Company’s Form 8-K initially filed with the Commission on May 5, 2011, which Form 8-K originally attached a copy of such agreement as exhibit 10.4 thereto.

The Company further intends to promptly file the final, signed, complete Voting Agreements, dated April 29, 2011, between Power Solutions International, Inc. and each of Gary Winemaster, Kenneth Winemaster, Thomas Somodi and Kenneth Landini as exhibits to an amendment to the Company’s Form 8-K initially filed with the Commission on May 5, 2011, which Form 8-K originally attached a form of such agreements as exhibit 10.5 thereto.

81.	Please re-file exhibit 10.13 so that schedule 4 is legible.

Response:

The Company intends to promptly file the Distribution Agreement for Perkins Products, dated January 1, 2004, by and between Perkins Engines Inc. and Power Great Lakes, Inc., as amended, that includes a legible version of schedule 4 thereto, as an exhibit to an amendment to the Company’s Form 8-K initially filed with the Commission on May 5, 2011, which Form 8-K originally attached a copy of such agreement as exhibit 10.13.

Exhibit 5.1

82.	The opinion that you file to satisfy your obligations per Regulation S-K Item 601(b)(5) must be based on all relevant documents and facts, not merely a selected list of identified documents. Please file a revised opinion accordingly.

Response:

The opinion originally filed as Exhibit 5.1 to the Registration Statement has been revised to clarify that the opinion is based on all instruments, documents and records deemed relevant and necessary for the opinion given, and the revised opinion has been filed with the Amendment as new Exhibit 5.1.

83.	The opinion that you file to satisfy your obligations per Regulation S-K Item 601(b)(5) should not assume conclusions of law that are a requirement of the ultimate opinion given. We note for example the assumptions in clauses (a) and (b) of the fourth paragraph on page 3. We also note the assumption in the fifth paragraph on page 3.

Response:

The fourth paragraph of the opinion has been revised to remove assumptions regarding conclusions of law that are a requirement of the ultimate opinion given. The Migratory Merger and the reverse split have not yet been consummated at the time of filing the Amendment; accordingly, the Company is still governed by, and subject to, the laws of the State of Nevada. As a result, the assumption in the fifth paragraph on page 3 of the opinion is no longer necessary and has been removed.

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

84.	Please tell us why you believe assumption (h) in the fourth paragraph of page 3 of the opinion is necessary and appropriate.

Response:

The opinion has been revised to remove assumption (h) in the fourth paragraph of page 3 of the opinion.

85.	Given the date restriction in the penultimate paragraph of the opinion, please file an opinion that is dated as of the effective date of the registration statement.

Response:

The revised opinion filed as Exhibit 5.1 to the Amendment is dated as of the date of the Amendment, and an opinion dated as of the effective date of the Registration Statement will be later filed.

Exhibit 23.1

86.	To the extent there is a delay in requesting effectiveness of your registration statement, an other than typographical change made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountants with your next amendment.

Response:

The Amendment includes a currently dated and signed consent from the Company’s independent accountants attached as Exhibit 21.1. If any of the circumstances described in Comment No. 86 apply, the Company will provide a currently dated and signed consent from its independent accountants with the next amendment to the Registration Statement.

Mr. Russell Mancuso

Securities and Exchange Commission

July 26, 2011

We believe the responses above fully address the comments contained in the Letter. If you have any questions regarding the Amendment or the above responses, please contact the undersigned at 312-902-5493. Thank you for your prompt attention to this matter.

Very truly yours,

/s/ Mark D. Wood

Mark D. Wood

Enclosures

cc:	Mr. Gary S. Winemaster, Chief Executive Officer and President

Mr. Thomas J. Somodi, Chief Operating Officer and Chief Financial Officer

Mr. Peter Leadstrom, Deloitte LLP